    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1999


                                            REGISTRATION STATEMENT NO. 333-88563

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------

                              THE SHAW GROUP INC.
             (Exact name of registrant as specified in its charter)

                     LOUISIANA
    (State of Jurisdiction of Incorporation or                          72-1106167
                   Organization)                           (I.R.S. Employer Identification No.)

                          8545 UNITED PLAZA BOULEVARD
                          BATON ROUGE, LOUISIANA 70809
                                 (225) 932-2500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ----------------------
                                GARY P. GRAPHIA
                         SECRETARY AND GENERAL COUNSEL
                              THE SHAW GROUP INC.
                          8545 UNITED PLAZA BOULEVARD
                          BATON ROUGE, LOUISIANA 70809
                                 (225) 932-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------

                                               Copies to:
        ROBERT K. HATCHER                  JEFFREY A. CHAPMAN                  DAVID P. OELMAN
      VINSON & ELKINS L.L.P.             VINSON & ELKINS L.L.P.             ANDREWS & KURTH L.L.P.
      2300 FIRST CITY TOWER            3700 TRAMMELL CROW CENTER               4200 CHASE TOWER
           1001 FANNIN                      2001 ROSS AVENUE                      600 TRAVIS
    HOUSTON, TEXAS 77002-6760           DALLAS, TEXAS 75201-2975              HOUSTON, TX 77002
          (713) 758-2222                     (214) 220-7700                     (713) 220-4045

                             ----------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                         [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                                 [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                                [ ]


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [ ]
                             ----------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities or an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED OCTOBER 15, 1999


PROSPECTUS

                                2,500,000 SHARES

                           [THE SHAW GROUP INC. LOGO]

                                  COMMON STOCK
                             ----------------------


     The Shaw Group Inc. is selling 2,500,000 shares of common stock.



     The common stock trades on the New York Stock Exchange under the trading symbol "SGR." On October 13, 1999 the last sale price of our common stock as reported on the New York Stock Exchange was $22 1/8.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                             ----------------------


                                                              PER SHARE   TOTAL
                                                              ---------   -----
Public offering price.......................................      $         $
Underwriting discount.......................................      $         $
Proceeds, before expenses, to Shaw..........................      $         $



     The underwriters may also purchase up to an additional 375,000 shares from Shaw at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about             , 1999.

                             ----------------------

MERRILL LYNCH & CO.
               JEFFERIES & COMPANY, INC.
                               MORGAN KEEGAN & COMPANY, INC.
                                             RBC DOMINION SECURITIES
                                                         CORPORATION
                             ----------------------

           The date of this prospectus is                     , 1999.

 [Series of photographs of operations and map of worldwide operating facilities with The Shaw Group corporate logo]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     1
Risk Factors.........................     7
Use of Proceeds......................    13
Dividend Policy......................    13
Capitalization.......................    14
Price Range of Common Stock..........    15
Selected Consolidated Financial
  Data...............................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    18
Business.............................    27


                                        PAGE
                                        ----
Management...........................    37
Principal Shareholders...............    40
Description of Capital Stock.........    42
Underwriting.........................    47
Legal Matters........................    49
Experts..............................    49
Incorporation of Certain Documents by
  Reference..........................    50
Where You Can Find More
  Information........................    50
Index to Consolidated Financial
  Statements.........................   F-1


                             ----------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF THE DATE ON THE FRONT OF THOSE DOCUMENTS. INFORMATION INCLUDED IN THOSE DOCUMENTS HAS NOT BEEN UPDATED OR CHANGED SINCE THEIR RESPECTIVE DATES, AND OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                             ----------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:


     - the demand for our products and services is cyclical and vulnerable to changes in the economy;


     - the dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings;

     - political and economic conditions in countries in which we operate could adversely affect us; and

     - our projects expose us to potential product liability and warranty claims.

     We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. See "Risk Factors."

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information and financial statements and notes appearing elsewhere in this prospectus before making an investment decision. The terms "Shaw," "we," "us" and "our" as used in this prospectus refer to The Shaw Group Inc., including our subsidiaries. Unless we indicate otherwise, all information in this prospectus assumes no exercise of the over-allotment option granted to the underwriters by us.


THE SHAW GROUP INC.

     We are the largest supplier of fabricated piping systems in the United States and one of the leading suppliers of integrated piping systems and services for new construction, site expansion and retrofit projects in the world. We are a cost-effective, single-source provider of fabricated piping systems and services for projects primarily in the following industries:

     - power generation;
     - chemical processing;
     - crude oil refining;
     - petrochemical processing; and
     - oil and gas exploration and production.

     By serving a diverse portfolio of industries worldwide, we reduce our dependence on any one industry or geographic region. We are currently benefitting from substantial demand for our products and services in the power generation industry, particularly for activity related to the installation of gas turbine power systems in the United States. We believe that we have provided more piping systems for the power generation market worldwide than any other domestic competitor, positioning us to capitalize on the significant and growing demand in this sector.

     We differentiate ourselves from our competition by offering our customers comprehensive piping solutions consisting of integrated engineering, design, fabrication, erection and maintenance of piping systems and the manufacture of pipe fittings. Over the past several years, our customers have included:

AlliedSignal, Inc.                      Mitsubishi Heavy Industries, Inc.
Black & Veatch Corporation              Monsanto
Chevron Chemical                        Raytheon Engineers & Constructors,
Duke/Fluor Daniel                       Inc.
FMC Corporation                         Rolls Royce
Hitachi                                 Southern Companies Service, Inc.
                                        Toshiba Corporation

     We have also formed strategic alliances with:

ABB AG                                  The Dow Chemical Company
Air Products and Chemicals, Inc.        General Electric Company
Alstom S.A.                             Orion Refining Corporation
BASF AG                                 Parsons Corporation
Bechtel Corporation                     Praxair, Inc.

     We were founded in 1987 and have expanded rapidly through internal growth and the completion and integration of a series of strategic acquisitions. We have increased our revenues from $131.1 million for fiscal 1994 to $494.0 million for fiscal 1999, representing a 30% compound annual growth rate. Over this same time period, we have also achieved a 30% compound annual growth rate in earnings per share. In addition, our backlog has increased from $75.0 million as of August 31, 1994 to $818.3 million as of August 31, 1999.

OUR COMPETITIVE ADVANTAGES

     Over the past several years, we have increased our pipe fabrication capacity, expanded our products and services, and broadened the scope of our projects to include engineering, pipe erection, maintenance and related construction services. These initiatives have enabled us to become a technologically advanced producer of complex piping systems, to achieve substantial economies of scale in purchasing raw materials and to provide our customers with a broad range of products and services. As a result, we benefit from the following competitive advantages:

          Coordination and integration of piping systems and services. Our ability to provide our customers with a single source of comprehensive piping products and services and to coordinate and integrate our products and services allows us to maximize project efficiency and reduce lead time and costs for our customers.

          State-of-the-art induction pipe bending technology. We believe that we offer our customers the most sophisticated and efficient induction pipe bending machines and technology available in the world today. Induction bending is a technique using simultaneous super-heating and compression of pipe to produce tight-radius bends to our customers' specifications. When compared to the traditional cut and weld method, our technology provides a more uniform and cost-effective product that is generally considered to be stronger and less prone to structural fatigue.

          Established, diversified customer base. Our customers include a group of large, multi-national companies with whom we have long-standing relationships. Because many of our customers are active in more than one of the industries we serve, they have historically remained significant purchasers of our piping systems and services despite fluctuations in activity within any particular industry.

          Strategically positioned worldwide operations. We have established a leading market position in the United States and have devoted substantial resources to select international markets in South America, Europe, Asia and Australia. We believe that our international presence strengthens our ability to pursue new markets and customers on a global basis, particularly multi-national customers seeking suppliers who can provide worldwide solutions for their piping requirements.

          Proprietary software technology. Our proprietary SHAW-DRAW(TM) and SHAW-MAN(TM) software programs enhance our customers' ability to plan, schedule and track their projects and reduce installation costs and cycle times. Many of our customers have found our software to be of such value that they have electronically linked their own planning and control processes with our systems and software.

          Specialty manufacturing capability. While our competitors are generally dependent on third-party manufacturers of specialty fittings, we have the capability to manufacture many of these products in-house. By manufacturing these critical elements of the pipe fabrication process, we are able to maintain greater control over the sourcing of fittings, which reduces our supply costs and minimizes delays in fabrication.

OUR BUSINESS STRATEGY

     Our business strategy is to enhance our leading position as a provider of comprehensive piping solutions within existing markets and to enter select new markets. We intend to achieve this goal by:

          Growing through internal development. Our fabrication facilities are currently operating at or near capacity while our backlog has more than tripled in the last year. In order to meet projected demand, we anticipate developing or acquiring one or more facilities in the next year. We will also evaluate opportunities to enter new international markets, particularly those in which significant power plant construction is anticipated.

          Pursuing alliance agreements. We intend to enter into additional alliance agreements with current and future customers. Our alliance agreements enhance our ability to obtain contracts for individual projects by eliminating formal bid preparation. These agreements have tended to provide us with a steady source of projects, minimize the impact of short-term pricing volatility and enable us to anticipate a larger portion of our future revenues.

          Strengthening our technological position. We will continue to strengthen our technological position through investment in new equipment, technology and information systems, which we believe will allow us to increase our fabrication and manufacturing capabilities and capacity, better integrate our product and service offerings and improve overall project efficiency.

          Expanding our erection, maintenance and related construction services. We have developed expertise in providing erection, maintenance and construction services related to our core fabrication projects. We believe that our ability to offer these services appeals to many of our customers and provides us with significant growth opportunities.


          Pursuing selective acquisitions. Since October 1996 we have completed 11 acquisitions for total consideration of approximately $93 million. We intend to continue to pursue selective acquisitions of businesses that will expand or complement our current portfolio of products and services.



     We are a Louisiana corporation. Our principal executive offices are located at 8545 United Plaza Boulevard, Baton Rouge, Louisiana 70809, and our telephone number is (225)932-2500.

                                  THE OFFERING


Common stock offered(1)................  2,500,000 shares
Common stock outstanding after the
    offering(2)........................  14,236,046 shares
Use of proceeds........................  We expect our proceeds from this sale of common stock to be approximately $51.1 million, after deducting
                                         underwriting discounts and commissions and estimated
                                         expenses. We intend to use approximately $47.6 million
                                         of the proceeds from this offering to repay borrowings
                                         under our revolving credit facility and the remaining
                                         proceeds for general corporate purposes. Following
                                         this repayment, we will have approximately $100
                                         million of borrowing capacity under this facility to
                                         fund capital requirements including:
                                         -     expanding our domestic and international
                                               operating capacity;
                                         -     increasing available working capital; and
                                         -     financing future acquisitions.
NYSE symbol............................  "SGR"


---------------


(1) Does not reflect the underwriters' over-allotment option. If this option is exercised in full we will sell 375,000 additional shares.


(2) Does not include 1,257,750 shares subject to options that have been granted pursuant to our 1993 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table presents, for the periods and as of the dates indicated, our summary statements of income data, other financial data and balance sheet data on a consolidated basis. The summary selected consolidated financial data for each of the three fiscal years in the period ended August 31, 1999 presented below have been derived from our audited consolidated financial statements. The financial data includes results of our acquisitions after the dates on which they were completed, except for the 1997 acquisition of NAPTech, Inc., which was accounted for as a pooling of interests. This summary financial data should be read in conjunction with the consolidated financial statements, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                       YEAR ENDED AUGUST 31,
                                                                -----------------------------------
                                                                 1997(1)       1998         1999
                                                                ---------    ---------    ---------
STATEMENTS OF INCOME DATA:
  Sales.....................................................    $ 335,734    $ 501,638    $ 494,014
  Cost of sales.............................................      271,759      422,057      400,186
                                                                ---------    ---------    ---------
    Gross profit............................................       63,975       79,581       93,828
  General and administrative expenses.......................       37,377       48,503       60,082
                                                                ---------    ---------    ---------
    Operating income........................................       26,598       31,078       33,746
  Interest expense..........................................       (6,778)      (8,471)      (8,649)
  Other income, net.........................................          155          698          978
                                                                ---------    ---------    ---------
    Income before income taxes..............................       19,975       23,305       26,075
  Provision for income taxes................................        6,112        7,033        8,635
                                                                ---------    ---------    ---------
  Income before earnings (losses) from unconsolidated
    entity..................................................       13,863       16,272       17,440
  Earnings (losses) from unconsolidated entity(2)...........          437          (40)         681
                                                                ---------    ---------    ---------
    Income from continuing operations.......................       14,300       16,232       18,121
  Discontinued operations, net of taxes:
    Operating results.......................................         (252)         298           --
    Net gain on disposals...................................           --        2,647           --
                                                                ---------    ---------    ---------
  Net income................................................    $  14,048    $  19,177    $  18,121
                                                                =========    =========    =========
  Basic income per common share:
    Continuing operations...................................    $    1.23    $    1.29    $    1.52
    Discontinued operations.................................         (.02)         .23           --
                                                                ---------    ---------    ---------
    Net income per common share.............................    $    1.21    $    1.52    $    1.52
                                                                =========    =========    =========
  Diluted income per common share:
    Continuing operations...................................    $    1.20    $    1.26    $    1.47
    Discontinued operations.................................         (.02)         .23           --
                                                                ---------    ---------    ---------
    Net income per common share.............................    $    1.18    $    1.49    $    1.47
                                                                =========    =========    =========
  Weighted average common shares outstanding:
    Basic...................................................       11,632       12,617       11,935
    Diluted.................................................       11,901       12,832       12,355
OTHER FINANCIAL DATA:
    EBITDA(3)...............................................    $  34,111    $  42,056    $  47,995
    Depreciation and amortization...........................        7,358       10,280       13,271
    Capital expenditures....................................       15,832       14,616       17,967


                                                                 AS OF AUGUST 31, 1999
                                                                ------------------------
                                                                 ACTUAL      ADJUSTED(4)
                                                                ---------    -----------
BALANCE SHEET DATA:
  Working capital...........................................    $ 113,975     $ 165,103
  Total assets..............................................      407,062       414,628
  Short-term debt and current maturities of long-term
    debt....................................................       51,618         8,056
  Long-term debt obligations, net of current maturities.....       87,841        87,841
  Shareholders' equity......................................      174,239       225,367

---------------

(1) Fiscal 1997 was restated to exclude the discontinued operations disposed of in fiscal 1998. See note 18 to our consolidated financial statements.

(2) We own a 49% interest in Shaw-Nass, our Bahrain joint venture, and we account for this investment on the equity basis.

(3) EBITDA is net income before interest expense, income tax and depreciation and amortization. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating profit, as an indicator of liquidity or as a substitute for net cash provided by operating activities. The way we calculate EBITDA may not be comparable to the EBITDA calculations of other entities.

(4) As adjusted to reflect the application of the net proceeds to us from the offering at an assumed offering price of $22 per share.

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in us. As our shareholder, you will be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risk factors described below and the other factors described elsewhere in this prospectus. See "Forward-Looking Statements."


DEMAND FOR OUR PRODUCTS AND SERVICES IS CYCLICAL AND VULNERABLE TO CHANGES IN THE ECONOMY.


     The demand for our products and services depends primarily on the existence of erection and retrofit projects, particularly in the power generation, chemical processing, crude oil refining and petrochemical processing industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the economy. Our results of operations have varied and may continue to vary depending on the demand for future projects from these industries. For example, demand in the petrochemical processing sector has declined significantly in recent periods.

THE DOLLAR AMOUNT OF OUR BACKLOG, AS STATED AT ANY GIVEN TIME, IS NOT NECESSARILY INDICATIVE OF OUR FUTURE EARNINGS.

     We cannot assure you that the revenues projected in our backlog will be realized. To the extent that we experience significant terminations or adjustments in the scope of our projects as reflected in our backlog contracts, we could be materially adversely affected.

     We define our backlog as a "working backlog," which includes projects for which we have received a commitment from our customers. This commitment takes the form of a written contract for a specific project, a purchase order or a specific indication of the amount of time or material we need to make available for a customer's anticipated project. In certain instances the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Our backlog for maintenance work is derived from maintenance contracts and our customers' historic maintenance requirements.


     Approximately $300 million, or 37%, of our backlog at August 31, 1999 is attributable to a contract with General Electric that requires us to fabricate 90% of the pipe necessary to install the combined-cycle gas turbines to be built by General Electric domestically through 2004. Approximately 53% of this backlog is for power generation projects for which General Electric has been engaged and is in various stages of design, engineering and construction, and for which we have received a work release or have been notified that a work release is pending. The balance is for work for which General Electric has requested that we reserve capacity. We cannot assure you that all of these projects will be constructed or that they will be completed in our currently anticipated time-frame.


     On occasion, customers will cancel or delay projects for reasons beyond our control. In the event of project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. If we were to experience significant cancellations or delays of our projects in backlog, our financial condition would be significantly adversely affected.

OUR RESULTS OF OPERATIONS DEPEND ON OUR ABILITY TO OBTAIN FUTURE CONTRACTS.

     In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of our contract award timing can present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs under expected contract awards. If an expected contract award is delayed or not received, we would incur costs that could have a material adverse effect on us.

     Projects in the power generation, chemical processing, crude oil refining and petrochemical processing industries frequently involve a lengthy and complex bidding and selection process. Because a significant portion of our sales is generated from large projects, our results of operations can fluctuate from quarter to quarter. While our revenues are derived from a concentrated customer base, our significant customers vary between years. The loss of any one or more of our key customers could have a material adverse impact on us.

POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT US.


     In fiscal 1999, approximately 26% of our sales was attributable to projects in international markets. We expect international sales and operations to continue to contribute materially to our growth and earnings for the foreseeable future. International contracts, operations and expansion expose us to risks inherent in doing business outside the United States, including:


     - uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

     - the lack of well-developed legal systems in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

     - expropriation of property;

     - restrictions on the right to convert or repatriate currency; and

     - political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection.


     The risks associated with operating internationally are reflected in the recent decrease in our international sales from $215.1 million in fiscal 1998 to $127.8 million in fiscal 1999. The decrease was primarily attributable to the economic downturn in the Far East/Pacific Rim, resulting in fewer power generation projects, and general economic conditions and political events in South America, causing a reduction in sales to the petrochemical processing sector.


FOREIGN EXCHANGE RISKS MAY AFFECT OUR ABILITY TO REALIZE A PROFIT FROM CERTAIN PROJECTS.


     While we attempt to denominate our contracts in United States dollars, from time to time we enter into contracts denominated in a foreign currency without escalation provisions. This practice subjects us to foreign exchange risks. Foreign exchange controls may also adversely affect us. For instance, prior to the lifting of foreign exchange controls in Venezuela in November 1995, these controls adversely affected our ability to repatriate profits from our Venezuelan subsidiary or otherwise convert local currency into United States dollars. We generally do not obtain insurance for or hedge against foreign exchange risks. In addition, our ability to obtain international contracts is impacted by the relative strength or weakness of the United States dollar relative to foreign currencies.


THE NATURE OF OUR CONTRACTS COULD ADVERSELY AFFECT US.

     We enter into fixed price or lump-sum contracts on a significant number of our domestic contracts and substantially all of our international projects. Our profit for the projects could decrease, or we could experience losses, if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts.

     We enter into contractual agreements with customers for some construction services to be performed based on agreed upon reimbursable costs and labor rates. In some instances, the terms of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in proposed reductions in reimbursable costs and labor rates previously billed to the customer.

OUR DEPENDENCE ON A FEW SPECIALIZED SUPPLIERS FOR SOME OF OUR MATERIALS COULD ADVERSELY AFFECT US.

     Our principal raw materials are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. To the extent that we cannot acquire raw materials, our ability to complete a project in a timely fashion or at a profit may be jeopardized. In addition, if a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the materials were needed.

OUR PROJECTS EXPOSE US TO POTENTIAL PRODUCT LIABILITY, WARRANTY CLAIMS AND LIABILITY CLAIMS ARISING FROM OUR CONSTRUCTION PROJECTS.

     Our products are typically installed in large industrial facilities in which system failure can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations where our products are installed could result in significant product liability or warranty claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.

     The increasing number of erection and construction projects we are performing exposes us to additional risk including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities.

PROBLEMS INTEGRATING ACQUISITIONS AND MANAGING OUR GROWTH COULD ADVERSELY AFFECT US.

     We have experienced substantial growth through internal expansion and acquisitions, and we plan to pursue select acquisitions in the future. Because we pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in staffing and providing operational and management oversight. As we expand our operations through acquisitions, we may encounter difficulties integrating acquisitions and successfully managing our growth. We cannot assure you that our current management, personnel and other corporate infrastructure will be adequate to manage our growth or that our systems, procedures and controls will be adequate to support our expanding operations. To the extent we encounter problems in integrating acquisitions and managing our growth, we could be materially adversely affected.


     We are currently operating at or near full capacity in all of our operating facilities. Our production needs will likely exceed our current capacity in the future. To satisfy our production needs, we plan to purchase or build additional plants. We cannot assure you that we will complete the acquisition or construction of these plants on a timely basis or at our budgeted costs.


OUR COMPETITORS MAY HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO.

     In pipe engineering and fabrication, we experience significant competition from competitors in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

     In our erection, maintenance and related construction services, we have numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Moreover, we are a recent entrant into this business, and many of our competitors also possess substantially greater experience, market knowledge and customer relationships than we do.

ENVIRONMENTAL FACTORS AND CHANGES IN LAWS AND REGULATIONS COULD INCREASE OUR COSTS AND LIABILITIES.

     We are subject to environmental laws and regulations, including those concerning:

     - emissions into the air;
     - discharges into waterways;
     - generation, storage, handling, treatment and disposal of waste materials; and
     - health and safety.

     These laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny the issuance or renewal of operating permits, for failure to comply with applicable laws and regulations.


     In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws, we may be required to investigate and remediate hazardous substances. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis of allocation. Our foreign operations are also subject to various requirements governing environmental protection.



     The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We have not conducted environmental audits of all of our properties. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations will not significantly adversely affect us.


WORK STOPPAGES AND OTHER LABOR PROBLEMS COULD ADVERSELY AFFECT US.

     Some of our employees in the United States are represented by a union. We experienced a strike, without material impact on production, by union members in February 1997 relating to the termination of collective bargaining agreements covering our facilities in Walker and Prairieville, Louisiana. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot assure you that we will not experience additional union activity in the future.

PROTECTION OF OUR INDUCTION PIPE BENDING AND SOFTWARE TECHNOLOGY IS LIMITED AND OUR COMPETITORS MAY DEVELOP OR OTHERWISE ACQUIRE EQUIVALENT OR SUPERIOR TECHNOLOGY.


     Our induction pipe bending technology and capabilities impact our ability to compete successfully. This technology and our proprietary software are not currently patented. While we may have some legal protections, litigation brought by us in this regard could be time-consuming and expensive and could prove unsuccessful. Likewise, although we protect some proprietary materials and processes through non-disclosure and confidentiality agreements, we cannot assure you that these agreements will not be breached. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, INCLUDING J.M. BERNHARD,
JR.


     Our success is dependent upon the continued services of J. M. Bernhard, Jr., our founder, Chairman, President and Chief Executive Officer, and other key officers. The loss of Mr. Bernhard or other key officers could adversely affect us.

OUR ARTICLES OF INCORPORATION AND BY-LAWS AND LOUISIANA LAW CONTAIN PROVISIONS THAT CONCENTRATE VOTING POWER IN MANAGEMENT AND COULD DISCOURAGE A TAKEOVER.


     At September 30, 1999, our officers and directors beneficially owned approximately 25% of our outstanding common stock but, due to the voting provisions described below, controlled in excess of 56% of the voting power. Consequently, these persons, in particular Mr. Bernhard, will be able to exercise significant influence over corporate actions and the outcome of matters requiring a shareholder vote, including the election of directors. See "Principal Shareholders" and "Description of Capital Stock."


     Our articles of incorporation provide that each share of common stock that has been held by the same person for at least four consecutive years is entitled to five votes on each matter to be voted upon at shareholders' meetings, and all shares held for less than four years are entitled to one vote per share for each matter. This charter provision concentrates control in current management and could:

     - increase the difficulty of removing the incumbent board of directors or management;
     - diminish the likelihood that a potential buyer would make an offer for the common stock; and
     - impede a transaction favorable to the interests of some shareholders.

Each purchaser of shares of common stock offered under this prospectus will be entitled to one vote for each share of common stock at all shareholders' meetings until the shares have been continuously owned for a period of four years. After the shares have been continuously owned by the same person for a period of four years, the holder will be entitled to five votes for each share on all matters submitted to shareholders. See "Description of Capital
Stock -- Common Stock."


     In addition, certain provisions of our articles of incorporation and by-laws and Louisiana law may tend to deter potential unsolicited offers or other efforts to obtain control of us that are not approved by our board of directors. The provisions may deprive our shareholders of opportunities to sell shares of common stock at prices higher than prevailing market prices. See "Description of Capital Stock."


OUR ISSUANCE OF PREFERRED STOCK COULD ADVERSELY AFFECT YOUR RIGHTS AS A HOLDER OF COMMON STOCK.

     Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any further action on the part of our shareholders. In the event we issue preferred stock in the future that has preference over the common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, your rights as holders of common stock could be adversely affected. See "Description of Capital Stock -- Preferred Stock."

OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS IN OPERATIONS.


     The inability of some computer programs and embedded computer chips to distinguish between the year 1900 and the year 2000 poses a serious threat of business disruption to any organization that utilizes computer technology in its business systems or equipment. If our information systems fail or if suppliers on which we depend for essential goods and services experience information system failures, we could be materially adversely affected. We could face substantial claims by customers, as well as loss of revenues, due to:


     - service interruptions;
     - inability to fulfill contractual obligations;
     - inability to account for transactions; and

     - increased expenses associated with
          -- litigation;
          -- harm to persons or to property;
          -- stabilization of operations following system failures; and -- the execution of contingency plans.

     In addition:

     - we depend on third parties, including customers, suppliers and service providers, who may fail to address adequately their year 2000 problems; and

     - we rely on automated plant systems, computerized billing procedures and other embedded chip technologies that could necessitate expensive corrective actions.


     Any or all of these consequences, should they materialize, could have a material adverse effect on us. For a more detailed discussion on the state of our year 2000 readiness, the costs we anticipate incurring to become year 2000 ready and our year 2000 contingency plans, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                                USE OF PROCEEDS


     We estimate that we will receive approximately $51.1 million from this offering, after deducting the underwriting discount and estimated expenses of the offering and assuming an offering price of $22 per share. If the underwriters' over-allotment option is exercised, we estimate that we will receive an additional $7.8 million. We intend to use approximately $47.6 million of the proceeds to repay borrowings under our revolving credit facility and the remaining proceeds for general corporate purposes. Following this repayment, we will have approximately $100 million of borrowing capacity under this facility to fund capital requirements including:


     - expanding our domestic and international operating capacity;
     - increasing available working capital; and
     - financing future acquisitions.

     The amount outstanding under the revolving credit facility at September 30, 1999 was $47.6 million, bore interest at a weighted average rate of 6.53% for fiscal 1999 and matures on May 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     We have not paid any dividends on the common stock and currently anticipate that any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock for the foreseeable future. The declaration of dividends is at the discretion of our board of directors. Our dividend policy will be reviewed by our board of directors as may be appropriate in light of relevant factors at the time. We are, however, subject to limitations on the payment of dividends under the terms of our revolving credit facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization at August 31, 1999 and as adjusted to give effect to the application of the net proceeds from the offering assuming an offering price of $22 per share. The table should be read in conjunction with our consolidated financial statements and related notes thereto and other financial data included elsewhere in this prospectus. See "Use of Proceeds."


                                                                AT AUGUST 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  6,901    $ 14,467
                                                              ========    ========
Short-term borrowings and current maturities of long-term
  debt:
  Short-term borrowings (revolving line of credit)(1).......  $ 43,562    $     --
  Current maturities of long-term debt(2)...................     8,056       8,056
                                                              --------    --------
          Total short-term borrowings and current maturities
            of long-term debt...............................  $ 51,618    $  8,056
                                                              ========    ========
Long-term debt, excluding current portion(2)................  $ 87,841    $ 87,841
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares authorized
     ; no shares issued and outstanding.....................        --          --
  Common stock, no par value; 50,000,000 shares authorized;
     19,960,282 shares issued; 11,736,046 shares
     outstanding; 14,236,046 shares outstanding, as
     adjusted(3)............................................   119,353     170,481
  Retained earnings.........................................    77,071      77,071
  Accumulated other comprehensive income....................    (1,535)     (1,535)
  Unearned restricted stock compensation....................      (125)       (125)
  Less: 8,224,236 shares held in treasury, at cost..........   (20,525)    (20,525)
                                                              --------    --------
          Total shareholders' equity........................   174,239     225,367
                                                              --------    --------
          Total capitalization..............................  $262,080    $313,208
                                                              ========    ========


---------------


(1) At September 30, 1999, amounts outstanding under our revolving line of credit totaled $47.6 million.


(2) Includes obligations under capital leases.

(3) Does not include 1,257,750 shares subject to options that have been granted pursuant to our 1993 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan. See "Description of Capital Stock."

                          PRICE RANGE OF COMMON STOCK

     The common stock is traded on the New York Stock Exchange under the symbol "SGR." The following table sets forth the high and low sales prices per share of the common stock as reported on the New York Stock Exchange for the periods shown.


                                                                HIGH        LOW
                                                                ----        ---
Fiscal year ended August 31, 1998
  First quarter.............................................    $24 3/8     $17 3/4
  Second quarter............................................     26 3/8      18 1/2
  Third quarter.............................................     25 5/8      22 1/8
  Fourth quarter............................................     27 15/16     8 1/16
Fiscal year ended August 31, 1999
  First quarter.............................................     10 15/16     6 3/8
  Second quarter............................................     16 3/16      7 3/16
  Third quarter.............................................     14 5/8      11 1/8
  Fourth quarter............................................     22 1/2      12 1/8
Fiscal year ended August 31, 2000
  First quarter (through October 13, 1999)..................     24 3/8      19 3/4



     On October 13, 1999, the closing sales price of the common stock on the New York Stock Exchange was $22 1/8 per share. As of October 13, 1999, we had approximately 151 shareholders of record.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following table presents, for the periods and as of the dates indicated, our selected statements of income data, other financial data and balance sheet data on a consolidated basis. The selected historical consolidated financial data for each of the five fiscal years in the period ended August 31, 1999 presented below have been derived from our audited consolidated financial statements. The financial data includes results of our acquisitions which have been accounted for as purchases after the dates on which they were completed, except for the 1997 acquisition of NAPTech, Inc., which was accounted for as a pooling of interests. This selected financial data should be read in conjunction with the consolidated financial statements, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                        YEAR ENDED AUGUST 31,
                                     -----------------------------------------------------------
                                     1995(1)(2)   1996(1)(2)    1997(2)      1998        1999
                                     ----------   ----------   ---------   ---------   ---------
STATEMENTS OF INCOME DATA:
  Sales............................  $ 156,921    $ 248,969    $ 335,734   $ 501,638   $ 494,014
  Cost of sales....................    130,714      208,473      271,759     422,057     400,186
                                     ---------    ---------    ---------   ---------   ---------
     Gross profit..................     26,207       40,496       63,975      79,581      93,828
  General and administrative
     expenses......................     16,460       26,569       37,377      48,503      60,082
                                     ---------    ---------    ---------   ---------   ---------
     Operating income..............      9,747       13,927       26,598      31,078      33,746
  Interest expense.................     (3,465)      (4,823)      (6,778)     (8,471)     (8,649)
  Other income, net................        244          923          155         698         978
                                     ---------    ---------    ---------   ---------   ---------
     Income before income taxes....      6,526       10,027       19,975      23,305      26,075
  Provision for income taxes.......      2,027        3,215        6,112       7,033       8,635
                                     ---------    ---------    ---------   ---------   ---------
  Income before earnings (losses)
     from unconsolidated entity....      4,499        6,812       13,863      16,272      17,440
  Earnings (losses) from
     unconsolidated entity(3)......       (588)         103          437         (40)        681
                                     ---------    ---------    ---------   ---------   ---------
     Income from continuing
       operations..................      3,911        6,915       14,300      16,232      18,121
  Discontinued operations, net of
     taxes:
     Operating results.............         --         (298)        (252)        298          --
     Net gain on disposals.........         --           --           --       2,647          --
                                     ---------    ---------    ---------   ---------   ---------
     Income before extraordinary
       item........................      3,911        6,617       14,048      19,177      18,121
  Extraordinary item, less taxes...        491           --           --          --          --
                                     ---------    ---------    ---------   ---------   ---------
  Net income.......................  $   4,402    $   6,617    $  14,048   $  19,177   $  18,121
                                     =========    =========    =========   =========   =========
  Basic income per common share(4):
     Continuing operations.........  $     .44    $     .71    $    1.23   $    1.29   $    1.52
     Discontinued operations.......         --         (.03)        (.02)        .23          --
     Extraordinary item............        .06           --           --          --          --
                                     ---------    ---------    ---------   ---------   ---------
     Net income per common share...  $     .49    $     .68    $    1.21   $    1.52   $    1.52
                                     =========    =========    =========   =========   =========
  Diluted income per common
     share(4):
     Continuing operations.........  $     .44    $     .69    $    1.20   $    1.26   $    1.47
     Discontinued operations.......         --         (.03)        (.02)        .23          --
     Extraordinary item............        .05           --           --          --          --
                                     ---------    ---------    ---------   ---------   ---------
     Net income per common share...  $     .49    $     .66    $    1.18   $    1.49   $    1.47
                                     =========    =========    =========   =========   =========
  Weighted average common shares
     outstanding:
     Basic(4):.....................      8,916        9,758       11,632      12,617      11,935
     Diluted(4):...................      8,959       10,013       11,901      12,832      12,355

                                                        YEAR ENDED AUGUST 31,
                                     -----------------------------------------------------------
                                     1995(1)(2)   1996(1)(2)    1997(2)      1998        1999
                                     ----------   ----------   ---------   ---------   ---------
OTHER FINANCIAL DATA:
  EBITDA(5)........................  $  12,974    $  19,842    $  34,111   $  42,056   $  47,995
  Depreciation and amortization....      2,982        4,992        7,358      10,280      13,271
  Capital expenditures.............      5,810       18,478       15,832      14,616      17,967

BALANCE SHEET DATA:
  Working capital..................  $  37,086    $  47,880    $  92,957   $ 130,455   $ 113,975
  Total assets.....................    116,771      218,503      262,459     389,844     407,062
  Short-term debt and current
     maturities of long-term
     debt..........................     22,176       57,661       35,538      30,212      51,618
  Long-term debt obligations, net
     of current maturities.........      9,855       36,840       39,039      91,715      87,841
  Shareholders' equity.............     59,356       76,045      137,815     170,695     174,239


---------------

(1) Restated to account for our acquisition of NAPTech, Inc. on January 27, 1997, using the pooling-of-interests method of accounting.

(2) We restated fiscal 1996 and 1997 to exclude the discontinued operations that we disposed of in fiscal 1998. The effect of the disposition in fiscal 1995 is immaterial. See note 18 of our consolidated financial statements.

(3) We own a 49% interest in Shaw-Nass, our Bahrain joint venture, and we account for this investment on the equity basis.

(4) Earnings per share amounts for fiscal 1995, 1996 and 1997 have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

(5) EBITDA is net income before interest expense, income tax and depreciation and amortization. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating profit, as an indicator of liquidity or as a substitute for net cash provided by operating activities. The way we calculate EBITDA may not be comparable to the EBITDA calculations of other entities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements regarding Shaw's performance, strategy, plans, objectives, expectations, beliefs and intentions. When used in this prospectus, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of the risk factors set forth elsewhere in this prospectus. See "Forward-Looking Statements" and "Risk Factors." The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

GENERAL

     We are the largest supplier of fabricated piping systems in the United States and one of the leading providers of integrated piping systems and services for new construction, site expansion and retrofit projects in the world. We were founded in 1987 and have expanded rapidly through both internal growth and a series of strategic acquisitions. Most of our operations are conducted through wholly-owned subsidiaries, although we own a 49% interest in Shaw-Nass, a joint venture for pipe fabrication in Bahrain. We provide our products and services to customers in the power generation, chemical processing, crude oil refining, petrochemical processing, oil and gas exploration and production and other industries, including pulp and paper, food processing and pharmaceuticals. We serve our customers on a worldwide basis and have established a leading market position in the United States as well as select international markets in South America, Europe, Asia and Australia.


     As discussed below, our financial performance is impacted by the broader economic trends affecting our customers. All of the major industries in which we operate are cyclical. Because our customers participate in a broad portfolio of industries, our experience has been that downturns in one of our sectors may be mitigated by opportunities in others. The domestic power generation market currently represents our most significant growth opportunity. Despite a softening in the international power generation market, our operating results in the fourth quarter of fiscal 1999 show significant additional activity primarily attributable to combined-cycle gas turbines being built by General Electric. Because the outlook for power generation investments is strong (the Energy Information Agency estimates that $1.4 trillion will be spent globally between 1995 and 2010), we believe that we are well positioned to capitalize on these opportunities. While our chemical processing and crude oil refining customers have experienced limited growth in recent years, we continue to experience relatively steady activity in those sectors as our customers complete retrofit and expansion work required to produce new products, modernize aging facilities and meet increasingly stringent environmental requirements. The petrochemical processing sector accounted for a declining percentage of our revenues in 1999 as that sector has experienced a significant downturn over the past several years. We do not expect increased activity in this sector in the near-term. Finally, we entered the oil and gas exploration and production sector in July 1998 and expect our activity in this sector to increase after oil and gas companies increase capital spending based on recent increases in prices of oil and gas.


     Due to increased demand for our services, our backlog has increased from $75.0 million as of August 31, 1994 to $818.3 million as of August 31, 1999. Approximately 64% of this backlog is attributable to the power generation sector, 12% to the chemical processing sector, 19% to the crude oil refining sector, 4% to the oil and gas exploration and production sector and 1% for other industries. Our backlog is largely a reflection of the broader economic trends being experienced by our customers and is important to us in anticipating our operational needs. Backlog is not a measure defined in generally accepted accounting principles and our backlog may not be comparable to backlog of other companies. While we believe backlog information may be helpful in understanding our business, it is not necessarily indicative of our future earnings. See "Risk Factors" and "Business -- Backlog."

     Since our formation in 1987, we have experienced significant growth both from internal expansion and the completion and integration of a series of strategic acquisitions. While we did not complete any acquisitions in fiscal 1999, from October 1996 through July 1998 we completed 11 acquisitions for aggregate consideration of approximately $93 million. As discussed below, these acquisitions continue to have a significant impact on our results of operations. The acquisitions reflected in the discussion of our results of operations presented below include:


     - Pipe Shields, an industrial pipe insulation company located in California, purchased in October 1996;
     - NAPTech, a pipe fabricator and pipe module engineering firm located in Utah, purchased in January 1997;

     - United Crafts, an industrial erection and maintenance company located in Louisiana, purchased in February 1997;


     - MERIT Industrial Constructors, an industrial erection and maintenance firm located in Louisiana, purchased in March 1997;

     - Pipework Engineering and Development, a pipe fabrication company located in the United Kingdom, purchased in October 1997;
     - Prospect, a power piping contractor headquartered in the United Kingdom with operations in Australia and Virginia, purchased in November 1997;
     - Lancas, a construction company located in Venezuela, purchased in January 1998;
     - Cojafex, a manufacturer of induction bending equipment, purchased in January 1998; and
     - Bagwell, an offshore fabrication and construction firm located in Louisiana, purchased in July 1998.

RESULTS OF OPERATIONS

     The following table presents certain income and expense items as a percentage of our sales for the years ended August 31, 1997, 1998 and 1999:

                                                               YEAR ENDED AUGUST 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
Sales.......................................................  100.0%   100.0%   100.0%
Cost of sales...............................................   80.9     84.1     81.0
                                                              -----    -----    -----
  Gross profit..............................................   19.1     15.9     19.0
General and administrative expenses.........................   11.2      9.7     12.2
                                                              -----    -----    -----
  Operating income..........................................    7.9      6.2      6.8
Interest expense............................................   (2.0)    (1.7)    (1.8)
Other income, net...........................................     --      0.1      0.3
                                                              -----    -----    -----
  Income before income taxes................................    5.9      4.6      5.3
Provision for income taxes..................................    1.8      1.4      1.8
                                                              -----    -----    -----
Income from continuing operations before earnings (losses)
  from unconsolidated entity................................    4.1      3.2      3.5
Earnings (losses) from unconsolidated entity................    0.2       --      0.2
                                                              -----    -----    -----
  Income from continuing operations.........................    4.3      3.2      3.7
Discontinued operations, net of tax:
  Operating results.........................................   (0.1)     0.1       --
  Net gain on disposals.....................................     --      0.5       --
                                                              -----    -----    -----
Net income..................................................    4.2%     3.8%     3.7%
                                                              =====    =====    =====

    FISCAL 1999 COMPARED TO FISCAL 1998

     Revenues decreased slightly to $494.0 million in fiscal 1999 from $501.6 million in fiscal 1998. Gross profit increased 17.8% to $93.8 million in fiscal 1999 from $79.6 million in fiscal 1998. These variances are discussed below.

     Our sales to customers in the following geographic regions approximated the following amounts and percentages:

GEOGRAPHIC REGION                                    FISCAL 1998             FISCAL 1999
-----------------                               ---------------------   ---------------------
                                                (IN MILLIONS)     %     (IN MILLIONS)     %
                                                -------------   -----   -------------   -----
United States.................................     $286.5        57.1%     $366.2        74.1%
Far East/Pacific Rim..........................      100.6        20.0        41.1         8.3
Europe........................................       55.8        11.1        49.7        10.1
South America.................................       31.9         6.4        18.7         3.8
Middle East...................................       18.4         3.7        10.2         2.1
Other.........................................        8.4         1.7         8.1         1.6
                                                   ------       -----      ------       -----
                                                   $501.6       100.0%     $494.0       100.0%
                                                   ======       =====      ======       =====


     Revenues from domestic projects increased $79.7 million, or 28%, from $286.5 million for fiscal 1998 to $366.2 million for fiscal 1999. Increases were experienced in all domestic industry sectors except petrochemical processing. Revenues from international projects decreased $87.3 million, or 41%, from $215.1 million for fiscal 1998 to $127.8 million for fiscal 1999. The decline in international sales was primarily attributable to decreases in activity in the power generation sector in the Far East/Pacific region, in the crude oil refining sector in South America and the Middle East and in the chemical processing sector in South America.


     Our sales to customers in the following industries approximated the following amounts and percentages:

INDUSTRY SECTOR                                      FISCAL 1998             FISCAL 1999
---------------                                 ---------------------   ---------------------
                                                (IN MILLIONS)     %     (IN MILLIONS)     %
                                                -------------   -----   -------------   -----
Power Generation..............................     $193.5        38.6%     $161.8        32.8%
Chemical Processing...........................      132.6        26.4       141.0        28.5
Crude Oil Refining............................       83.9        16.7       109.3        22.1
Petrochemical Processing......................       42.4         8.5        20.8         4.2
Oil and Gas Exploration and Production........       23.1         4.6        29.0         5.9
Other.........................................       26.1         5.2        32.1         6.5
                                                   ------       -----      ------       -----
                                                   $501.6       100.0%     $494.0       100.0%
                                                   ======       =====      ======       =====

     Although our total revenues from power generation projects declined in fiscal 1999 compared to fiscal 1998, revenues from domestic power generation projects increased nearly 51% for fiscal 1999 compared to fiscal 1998 due to new domestic power generation projects, including the start-up of our announced $300 million, five-year contract for General Electric in August 1999. In fiscal 1999, we experienced a decline in international power generation project revenues, particularly in the Far East/Pacific Rim market due to general economic conditions. Revenues associated with international power generation projects declined 33% in fiscal 1999 compared to fiscal 1998.

     Revenues from the chemical processing industry increased in fiscal 1999 over the prior year due to increased domestic activity offset in part by decreased international activity. The decrease in international chemical processing revenues was due primarily to weak activity in the South American region as a result of general economic conditions.

     Revenues from the crude oil refining industry for fiscal 1999 increased over the prior year due to increases in domestic project activity exceeding declines in international project activity. Domestically, our activity was positively impacted by a large construction project for a refinery in Norco, Louisiana that accounted for approximately 14% of our revenues in fiscal 1999. We experienced a decrease in revenues from international crude oil refining primarily due to weak activity in South America (resulting from general economic conditions and recent political events, particularly in Venezuela) and the Middle East.

     Revenues from the petrochemical processing industry decreased significantly in both the domestic and international markets during fiscal 1999 compared to the prior year. The decrease in revenues from petrochemical processing was primarily attributable to weak global demand.

     Revenues from the oil and gas exploration and production industry increased in fiscal 1999 over fiscal 1998 due to the results of a subsidiary that we acquired in July 1998 and were partially offset by reductions in oil and gas project work performed by our other subsidiaries. Most of our revenues from this sector are domestic.


     Our gross profit margin for fiscal 1999 increased to 19.0% from 15.9% for the prior year. The gross profit margin was positively impacted by increased revenues from higher-margin projects in the domestic power generation, chemical processing and crude oil refining industries. The overall increase in demand for domestic power generation related projects has had a favorable impact on margins for those projects. We anticipate that margins on domestic power generation projects should remain stable provided that the current level of demand for these projects remains steady. We have historically realized lower overall margins on our erection and construction services because we generally assume responsibility for providing all materials and subcontractor costs on these projects. These costs are typically passed through to the customer with minimal profit recognized by us. During fiscal 1999, we entered into a contract for the expansion of a refinery in Norco, Louisiana which excluded materials and subcontractor costs from the scope of our services. We do not expect to continue to enter into erection and construction contracts which exclude a significant amount of customer furnished material or subcontractor costs in the future. The increase in the gross profit margin was partially offset by continued lower margins on our manufactured products due to pricing pressures from foreign imports and lower margins from our foreign operations due to reduced activity in the foreign power generation and petrochemical processing industries. During the second half of fiscal 1999, we began to experience easing of pricing pressures for foreign imports. As previously discussed, we do not expect to see short-term improvements in our various foreign operating locations and anticipate margins will remain unchanged in our foreign operating locations.



     General and administrative expenses were $60.1 million for fiscal 1999, up 24% from $48.5 million for fiscal 1998. The increase primarily related to growth of our erection and construction services and the integration of Shaw Bagwell, Inc., our oil and gas services subsidiary, and Shaw Lancas, C.A., our Venezuelan construction subsidiary, into our business for all of fiscal 1999. We believe that general and administrative expenses as a percentage of revenues will trend downward toward historical levels as revenues from Shaw Bagwell, Inc. and Shaw Lancas, C.A. increase, but we cannot assure you that this will occur.


     For fiscal 1999, interest expense was $8.6 million, up $0.1 million from $8.5 million in the previous year. Interest expense varies in relation to the balances in, and variable interest rates under, our principal revolving line of credit facility, which has generally been used to provide working capital and fund fixed asset purchases and subsidiary acquisitions. Additionally, during fiscal 1999, we used our line of credit facility to purchase treasury stock totaling $13.7 million.


     Our effective tax rates for fiscal 1998 and fiscal 1999 were 30.2% and 33.1%, respectively. The increase in our effective tax rate from fiscal 1998 to fiscal 1999 was due to the reduced amount of foreign export sales and a reduced amount of income earned in foreign jurisdictions with lower tax rates than the United States Federal rate.


    FISCAL 1998 COMPARED TO FISCAL 1997

     Revenues increased 49.4% for fiscal 1998 to $501.6 million from $335.7 million for fiscal 1997. Gross profit increased 24.4% to $79.6 million for fiscal 1998 from $64.0 million for fiscal 1997. Approximately $112 million of the increase in revenues related to sales of subsidiaries that we acquired during fiscal 1998.

     Our sales to customers in the following geographic regions approximated the following amounts and percentages:

GEOGRAPHIC REGION                            FISCAL 1997                   FISCAL 1998
-----------------                      ------------------------      ------------------------
                                       (IN MILLIONS)        %        (IN MILLIONS)        %
                                       -------------      -----      -------------      -----
United States........................     $232.5           69.3%        $286.5           57.1%
Far East/Pacific Rim.................       62.6           18.6          100.6           20.0
Europe...............................        4.8            1.4           55.8           11.1
South America........................       18.4            5.5           31.9            6.4
Middle East..........................       12.8            3.8           18.4            3.7
Other................................        4.6            1.4            8.4            1.7
                                          ------          -----         ------          -----
                                          $335.7          100.0%        $501.6          100.0%
                                          ======          =====         ======          =====


     Revenues from domestic projects increased $54.0 million, or 23%, from $232.5 million for fiscal 1997 to $286.5 million for fiscal 1998. Revenues in fiscal 1998 from all geographic areas increased over fiscal 1997 levels primarily due to our continued expansion through acquisitions. The increase in revenues from Europe in fiscal 1998, compared to the prior year, was primarily due to the acquisition of our United Kingdom operations (Pipework Engineering and Development and Prospect) in the first quarter of fiscal 1998. During fiscal 1998, we began streamlining our United Kingdom operations.


     Our sales to customers in the following industry sectors approximated the following amounts and percentages:

INDUSTRY SECTOR                              FISCAL 1997                   FISCAL 1998
---------------                        ------------------------      ------------------------
                                       (IN MILLIONS)        %        (IN MILLIONS)        %
                                       -------------      -----      -------------      -----
Power Generation.....................     $101.2           30.1%        $193.5           38.6%
Chemical Processing..................      130.4           38.9          132.6           26.4
Crude Oil Refining...................       47.8           14.2           83.9           16.7
Petrochemical Processing.............      *                *             42.4            8.5
Oil and Gas Exploration and
  Production.........................      *                *             23.1            4.6
Other................................       56.3           16.8           26.1            5.2
                                          ------          -----         ------          -----
                                          $335.7          100.0%        $501.6          100.0%
                                          ======          =====         ======          =====

---------------


* Sales for our petrochemical processing and oil and gas exploration and production sectors are not segregated and are included in the other sectors in the above chart for fiscal 1997.


     Revenues from the power generation sector in fiscal 1998 increased over the prior year primarily due to increased revenues from the international power generation market. Revenues from the international power generation market increased primarily as a result of the acquisitions of Pipework Engineering and Development and Prospect. Domestic power generation revenues also increased primarily due to the expansion of construction services performed by our subsidiaries that were acquired in February and March of 1997.

     Revenues from the chemical processing sector increased slightly over fiscal 1997 as a result of increased activity in both the domestic and international markets.

     Revenues from the crude oil refining sector for fiscal 1998 increased over fiscal 1997 due to increased activity in the international markets.

     Revenues from the petrochemical processing and oil and gas exploration and production sectors were not segregated during fiscal 1997; therefore, explanations of variances are not available. The decline in other sector revenues in fiscal 1998 is the result of a decline in revenues from our pipe fabrication and bending operations in 1998 due to the substantial completion of a large mining contract in fiscal 1997.

     Gross profit margins in fiscal 1998 decreased to 15.9% from 19.1% for fiscal 1997 due primarily to the following factors:

     - a higher volume of pipe erection, maintenance and related construction services work in fiscal 1998, which typically produces a lower gross profit margin;
     - reduced gross profit margins on our manufactured products due to pricing pressure from foreign imports in fiscal 1998; and
     - lower profit margins realized from our United Kingdom operations since the acquisition of Pipework Engineering and Development and Prospect.


     General and administrative expenses were $48.5 million for fiscal 1998, up 29.7% from $37.4 million for fiscal 1997. Approximately $9 million of the increase relates to general and administrative expenses of newly acquired subsidiaries, including those owned for only part of fiscal 1997. The remaining increase is related to increased corporate overhead costs due to the general expansion of our operations. However, as a percentage of revenues, general and administrative expenses decreased from 11.2% in fiscal 1997 to 9.7% in fiscal 1998.


     Interest expense for fiscal 1998 was $8.5 million, up 25.0% from $6.8 million in fiscal 1997, primarily due to increased borrowings to expand our business and to complete the acquisitions of Prospect, Cojafex, Pipework Engineering and Development and Lancas in 1998.


     Our effective tax rates for fiscal 1997 and fiscal 1998 were 30.6% and 30.2%, respectively. The decrease in the fiscal 1998 rates from fiscal 1997 was primarily due to additional tax savings from higher foreign export sales and foreign sourced income taxed at lower rates, partially offset by lower state income tax incentives and refunds.


LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operations was $26.9 million for fiscal 1999, compared to net cash used in operations of $3.2 million for fiscal 1998. For fiscal 1999, net cash was favorably impacted primarily by net income of $18.1 million, depreciation and amortization of $13.3 million, deferred income taxes of $3.7 million, a decrease in receivables of $15.6 million and an increase in accrued liabilities of $4.3 million. Offsetting these positive factors were increases of $12.2 million in inventories and $4.5 million in cost and estimated earnings in excess of billings on uncompleted contracts and decreases of $7.7 million in accounts payable and $4.0 million in advanced billings and billings in excess of cost and estimated earnings on uncompleted contracts.

     The decrease in receivables was primarily attributable to increased collection efforts. The increase in inventory was due to the recent purchase of a large quantity of materials from foreign markets at favorable prices and a higher amount of work-in-progress inventory at year-end due to the increased volume of work on hand, particularly in our fabrication facilities. Accounts payables and accrued liabilities changed due to normal operating activities and the timing of receipts and payment of invoices from vendors. Changes in cost and estimated earnings in excess of billings, advanced billings and billings in excess of cost and estimated earnings on uncompleted contracts relate to the changes in contractual terms negotiated with customers each year.

     Net cash used in investing activities was $30.3 million for fiscal 1999, compared to $38.0 million for fiscal 1998. During fiscal 1999, we purchased $18.0 million of property and equipment, including $6.5 million for a new corporate facility in Baton Rouge, Louisiana, $5.7 million of construction equipment and $5.8 million of other property and equipment. During fiscal 1999, we also embarked on our first significant project financing participation. In connection with our construction and maintenance work on a refinery project in Norco, Louisiana, we acquired $12.5 million of 15% senior secured notes due December 1, 2003 and shares of preferred stock. The notes are secured by a first priority security interest in some of the refinery's assets. Through December 1, 2000, we expect to receive additional notes in lieu of interest. Our investment in the notes was $13.8 million as of August 31, 1999. This investment represents a one-time investment, although we may from time to time pursue similar investments on a selective basis. This type of investment will generally be limited in size to the profit we expect to receive from the projects and will carry a return that we believe reflects the risk inherent in our investment. These uses of cash were partially offset by proceeds from the sale of property and equipment of $1.5 million. In fiscal 1998, in addition to $14.6 million of purchases of property and equipment, we invested $27.7 million, net of cash received, in the Pipework Engineering and Development, Prospect, Lancas, Cojafex and Bagwell acquisitions.


     Net cash provided by financing activities totaled $6.8 million for fiscal 1999, compared to $40.8 million provided in fiscal 1998. Net borrowings from our revolving lines of credit totaled $22.7 million in fiscal 1999. Our revolving line of credit has been generally used to provide working capital and fund fixed asset and subsidiary acquisitions. During fiscal 1999, we also used our revolving credit facility to repurchase 1,561,320 shares of our common stock for $13.7 million (including brokerage commissions) through open market and block transactions in accordance with a plan adopted by our board of directors. In September 1999, our board of directors voted to terminate our stock repurchase plan. Cash was also provided by $5.6 million of new debt and a $2.6 million increase in short-term liabilities while funds of $10.7 million were used to repay outstanding debt. In fiscal 1998, $62.2 million of cash was provided from the issuance of new debt, primarily $60 million of senior secured notes funded in May 1998. The proceeds from the senior secured notes were used primarily to pay down our revolving line of credit, which had reached a balance of $69.5 million. Cash provided by financing activities in fiscal 1998 was $40.8 million, primarily from the $62.2 million of new debt, net repayments on the revolving lines of credit of $10.2 million and the repayment of debt and leases of $13.8 million.



     In September 1999, the maturity date of our revolving line of credit was extended to May 31, 2002. The amendment also modified the interest rate spread not to exceed, at our election, 2.50% over the London Interbank Offering Rate or 1.75% over the Prime Rate. The facility permits us to borrow up to $100 million in principal amount subject to our satisfaction of the conditions to borrowing set forth in the facility. The credit facility contains covenants that are customary for revolving loan agreements of this nature. Our credit facility and senior secured notes are equally ranked and are secured by domestic subsidiary accounts receivable, inventory, intangible assets and bank deposits, as well as by the pledge of the capital stock of some of our domestic subsidiaries. We believe that our current financing arrangements are sufficient to support our operations for the next twelve months.


YEAR 2000 COMPLIANCE


     The year 2000 or Y2K issue is the result of computerized systems being written to store and process the year portion of dates using two digits rather than four. Date-sensitive systems may fail or produce erroneous results because the year 2000 may be interpreted as the year 1900. During 1998, we began implementation of a program to identify, evaluate and address our Y2K risks to ensure that our information technology systems and non-information technology systems are able to process dates from and after January 1, 2000 without critical systems failure. In addition to evaluating our own systems, we assessed the Y2K risks associated with our significant customers and suppliers.


     In general, our program for identifying, evaluating and addressing our Y2K risks for all of our systems involved preliminary assessments by our personnel and detail audits and assessments by consultants. We completed this phase in the fourth quarter of fiscal 1999. Total outside costs of approximately $412,000, consisting primarily of consultant expenses, were incurred and expensed in fiscal 1999 during this evaluation and assessment process. We incurred no outside costs in fiscal 1998.


     We segmented the analysis of our systems into local, national and international categories. We divided each category into major business areas consisting of systems, products, facilities, and suppliers. We divided these business areas into smaller categories for data collection and evaluation, such as computers, network equipment, production equipment, manufacturing equipment, alarm systems and phone systems.

We entered the data into a repository that was created to track evaluation and remediation efforts. The following is an example of the methodology and results gathered during our year 2000 program:

 Systems


     We identified our proprietary and off-the-shelf systems during the inventory phases of our Y2K program. Our proprietary software has been remediated and tested for year 2000 problems. Year 2000 compliant software has been installed on all production systems. A testing methodology used for these proprietary systems, in an identical but separate environment, was established to evaluate operational functionality and current, future and crossover dates between the years 1999 and 2000. We upgraded other business critical off-the-shelf applications according to the directions of manufacturers to meet year 2000 compliance specifications.


 Products


     After an inventory and evaluation, we believe that the majority of our products are generally not vulnerable to year 2000 problems. Design modifications are being implemented to our Cojafex bending machines, our only significant products with imbedded technology, to assure Y2K compliance of future machines. We believe that, while certain reporting functions may be impacted, the production functionality of Cojafex machines previously sold will not be adversely affected by Y2K problems.


 Facilities

     We have evaluated our facilities for Y2K purposes, including phone systems, HVAC, alarm systems, fire systems, elevators and electrical power. We evaluated these items because of their potential impact on business operations if they were to fail. To date, we have not discovered that any of our business facilities are materially noncompliant with our Y2K requirements.

 Suppliers

     We believe the most likely Y2K problem that we may experience would be a temporary disruption in certain materials and services provided to us by third parties. These disruptions could have a material adverse effect on us. We have attempted to identify and classify business suppliers based on relevant priority factors and have contacted numerous suppliers and potential suppliers regarding their Y2K compliance. We believe that we will be able to replace non-compliant vendors; however, certain types of raw materials are available from only one or a few specialized suppliers. To date, we believe that we have contacted all suppliers material to our operations about their compliance efforts and status. We have not discovered any problems that we believe will materially adversely affect us, but we cannot assure you that problems of this nature will not arise.

 Current Assessment

     We will continue our Y2K contingency planning and compliance monitoring through January 2000.

     Based upon the outcome of our assessments and the information derived from our significant customers and suppliers, we are currently developing contingency plans to address certain risks. However, we cannot assure you that we will not be materially adversely affected by Y2K problems.


     We also believe that the cost to modify or replace our non-compliant systems should not exceed $700,000, bringing our total expected Y2K expenditures paid to outside sources to a maximum of $1,112,000. We have incurred approximately $435,000 in Y2K-related expenses to date. We cannot assure you, however, that such costs will not escalate and materially and negatively impact us.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, SFAS No. 131 -- "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS 131 requires us to report financial and descriptive information about our operating segments in our financial statements. The required disclosures are made for the first time in our fiscal 1999 financial statements included in this prospectus.

     In early 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998 and will require costs of start-up activities and organization costs to be expensed as incurred. Any unamortized costs on the date of adoption of the new standard will be written off and reflected as a cumulative effect of a change in accounting principle. As of August 31, 1999, we had total deferred organizational costs of approximately $492,000. We intend to adopt this new requirement in fiscal 2000.


     During fiscal 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in a derivative's fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met. We will be required to adopt SFAS No. 133, as amended by SFAS No. 137 which defers the effective date, on September 1, 2000. We have not yet quantified the impact on our financial statements that may result from adoption of SFAS No. 133; however, we do not use derivative instruments or hedging activities extensively in our business.

                                    BUSINESS

THE SHAW GROUP INC.

     We are the largest supplier of fabricated piping systems in the United States and one of the leading suppliers of integrated piping systems and services for new construction, site expansion and retrofit projects in the world. We are a cost-effective single-source provider of fabricated piping systems and services for projects primarily in the following industries:

     - power generation;
     - chemical processing;
     - crude oil refining;
     - petrochemical processing; and
     - oil and gas exploration and production.

     By serving a diverse portfolio of industries worldwide, we reduce our dependence on any one industry or geographic region. We are currently benefitting from substantial demand for our products and services in the power generation industry, particularly for activity related to the installation of gas turbine power systems in the United States. We believe that we have provided more piping systems for the power generation market worldwide than any other domestic competitor, positioning us to capitalize on the significant and growing demand in this sector.

     We differentiate ourselves from our competition by offering our customers comprehensive piping solutions consisting of integrated engineering, design, fabrication, erection and maintenance of piping systems and the manufacture of pipe fittings. Over the past several years, our customers have included:

          AlliedSignal, Inc.                    Mitsubishi Heavy Industries, Inc.
          Black & Veatch Corporation            Monsanto
          Chevron Chemical                      Raytheon Engineers & Constructors, Inc.
          Duke/Fluor Daniel                     Rolls Royce
          FMC Corporation                       Southern Companies Service, Inc.
          Hitachi                               Toshiba Corporation

     We have also formed strategic alliances with:

          ABB AG                                The Dow Chemical Company
          Air Products and Chemicals, Inc.      General Electric Company
          Alstom S.A.                           Orion Refining Corporation
          BASF AG                               Parsons Corporation
          Bechtel Corporation                   Praxair, Inc.

     We were founded in 1987 and have expanded rapidly through internal growth and the completion and integration of a series of strategic acquisitions. We have increased our revenues from $131.1 million for fiscal 1994 to $494.0 million for fiscal 1999, representing a 30% compound annual growth rate. Over this same time period, we have also achieved a 30% compound annual growth rate in earnings per share. In addition, our backlog has increased from $75.0 million as of August 31, 1994 to $818.3 million as of August 31, 1999.

OUR COMPETITIVE ADVANTAGES

     Over the past several years, we have increased our pipe fabrication capacity, expanded our products and services, and broadened the scope of our projects to include engineering, pipe erection, maintenance and related construction services. These initiatives have enabled us to become a technologically advanced producer of complex piping systems, to achieve substantial economies of scale in purchasing raw materials and to provide our customers with a broad range of products and services. As a result, we benefit from the following competitive advantages:


          Coordination and integration of piping systems and services. Our ability to provide our customers with a single source of comprehensive piping products and services and to coordinate and integrate our products and services allows us to maximize project efficiency and reduce lead time and costs for our customers.


          State-of-the-art induction pipe bending technology. Traditionally, pipe fabricators cut and connect pipe through the use of fittings that are welded into place. While a significant amount of our fabrication is still based on this method, pipe bending techniques such as ours have grown in acceptance in recent years. Pipe bending techniques require fewer cut and weld connections than the traditional method and as a result require less labor and material expenditures. Induction bending is a technique using simultaneous super-heating and compression of pipe to produce tight-radius bends to our customers' specifications. We believe that we offer our customers the most sophisticated and efficient induction pipe bending machines and technology available in the world today. Our induction pipe bending machines are capable of bending pipe as large as 66 inches in diameter with a wall thickness of up to five inches. In addition, when compared to the traditional cut and weld method, our technology provides a more uniform and cost-effective product that is generally considered to be stronger and less prone to structural fatigue.


          Established, diversified customer base. Our customers include a group of large, multi-national companies with whom we have long-standing relationships. In some cases, these relationships have taken the form of strategic alliances through which we provide a significant portion of our customers' piping requirements. Because many of our customers are active in more than one of the industries we serve, they have historically remained significant purchasers of our piping systems and services despite fluctuations in activity within any particular industry.


          Strategically positioned worldwide operations. We have established a leading market position in the United States and have devoted substantial resources to select international markets in South America, Europe, Asia and Australia. Our pipe fabrication facilities currently include eight locations in the United States and four in international markets. These facilities consist of over 1.5 million square feet of fabrication space and can produce more than 97,000 tons of fabricated pipe annually. In the past two fiscal years, we have fabricated products in our overseas facilities representing approximately one-half of our international sales. We believe that our international presence strengthens our ability to pursue new markets and customers on a global basis, particularly multi-national customers seeking suppliers who can provide worldwide solutions for their piping requirements. For example, in the past six years one of our alliance partners has installed our systems in 24 power plants in 13 countries on three continents.


          Proprietary software technology. Our proprietary SHAW-DRAW(TM) and SHAW-MAN(TM) software programs enhance our customers' ability to plan, schedule and track their projects and reduce installation costs and cycle times. SHAW-DRAW(TM) converts customer designs into production drawings while SHAW-MAN(TM) manages and controls the movement of project materials. Many of our customers have found our software to be of such value that they have electronically linked their own planning and control processes with our systems and software.

          Specialty manufacturing capability. While our competitors are generally dependent on third-party manufacturers of specialty fittings, we have the capability to manufacture many of these products in-house. By manufacturing these critical elements of the pipe fabrication process, we are able to maintain greater control over the sourcing of fittings, which reduces our supply costs and minimizes delays in fabrication.

OUR BUSINESS STRATEGY

     Our business strategy is to enhance our leading position as a provider of comprehensive piping solutions within existing markets and to enter select new markets. We intend to achieve this goal by:

          Growing through internal development. Our fabrication facilities are currently operating at or near capacity while our backlog has more than tripled in the last year. In order to meet projected demand, we anticipate developing or acquiring one or more facilities in the next year. We will also hire additional sales, marketing and project maintenance personnel worldwide as well as purchase and upgrade equipment and technology. In addition to increasing our plant capacity and strengthening our sales, manufacturing and technology infrastructure, we intend to evaluate opportunities to enter new international markets, particularly those in which significant power plant construction is anticipated.

          Pursuing alliance agreements. We intend to enter into additional alliance agreements with current and future customers. Our alliance agreements enhance our ability to obtain contracts for individual projects by eliminating formal bid preparation. The alliance process involves joint steering committees in which we work closely with our customers to achieve process improvements and systems integration. We believe that our ongoing dialogue with our alliance partners greatly enhances our customer relationships. These agreements have tended to provide us with a steady source of projects, minimize the impact of short-term pricing volatility and enable us to anticipate a larger portion of our future revenues.

          Strengthening our technological position. We will continue to strengthen our technological position through investment in new equipment, technology and information systems, which we believe will allow us to increase our fabrication and manufacturing capabilities and capacity, better integrate our product and service offerings and improve overall project efficiency. In addition, to address our customers' desire to share project information with us electronically, we are developing information systems to enable our customers to monitor closely the progress of their piping projects and to integrate fully the installation and erection of the entire piping project.

          Expanding our erection, maintenance and related construction services. We have developed expertise in providing erection, maintenance and construction services related to our core fabrication projects. We believe that our ability to offer these services appeals to many of our customers and provides us with significant growth opportunities.


          Pursuing selective acquisitions. Since October 1996 we have completed 11 acquisitions for total consideration of approximately $93 million. We intend to continue to pursue selective acquisitions of businesses that will expand or complement our current portfolio of products and services.


INDUSTRY OVERVIEW

     Our industry provides piping systems and services for projects in the power generation, chemical processing, crude oil refining, petrochemical processing, oil and gas exploration and production, and other industries including pulp and paper, food processing and pharmaceutical industries. Because these industries have historically been cyclical and affected by general downturns in the economy, our revenues and the revenues of our competitors have fluctuated with the demand by these industries for new construction and site expansions, while maintenance work has typically been more recurring in nature.

  Power Generation

     According to the Department of Energy, demand for domestic electricity generation has increased 17% since 1990 while capacity has increased less than one percent. This imbalance, coupled with deregulation of the power industry and decommissioning of nuclear plants, has resulted in a surge in domestic construction of power plants. According to the Energy Information Administration, or EIA, a projected 1,344 new plants with a total of 403 gigawatts of capacity will be needed by 2020 to meet growing demand and to offset retirements of nuclear and fossil fuel plants. Approximately 85% of new capacity is projected to be combined-cycle or combustion turbine technology fueled by natural gas or both oil and gas. The EIA estimates that between 1995 and 2010 approximately $1.4 trillion will be spent on electricity generation investments worldwide. Our backlog reflects this activity; at August 31, 1999, we had approximately $527 million in backlog attributable to the power generation industry, representing approximately 64% of our total backlog on that date.


  Chemical Processing

     While our chemical processing customers have experienced limited growth overall, we have continued to experience relatively steady activity in this sector. We anticipate that the majority of our work in this sector in the near-term will consist of maintenance and retrofit work necessary to modernize existing facilities and to comply with increasingly stringent environmental requirements. Approximately 12% of our backlog at August 31, 1999 consisted of work in the chemical processing industry.

  Crude Oil Refining

     Demand for our services in the crude oil refining industry has remained steady in recent years. The consistent demand for our services in this industry has been driven by refiners' need to process a broader spectrum of crude and to produce a greater number of products. In addition, increasingly stringent environmental regulations, including significantly reduced emissions allowances required by the Clean Air Act, have increased retrofit activity. The refining industry represented approximately 19% of our backlog at August 31, 1999.

  Petrochemical Processing

     The petrochemical processing industry has experienced a downturn over the past several years and our activity in this sector also diminished in fiscal 1999. Similar to the chemical processing industry, most of our work in this sector will be driven by maintenance and retrofit requirements. Projects in the petrochemical processing sector represented an insignificant percentage of our backlog at August 31, 1999.

  Oil and Gas Exploration and Production


     We entered the domestic offshore oil and gas exploration and production market with the acquisition of Bagwell Brothers, Inc. in fiscal 1998. Although demand in this industry is directly related to capital spending in the oil and gas sector which, in turn, is directly influenced by the levels of oil and gas prices, demand for our products and services lags behind significant commodity price increases. Since January 1, 1999, West Texas Intermediate crude oil and Henry Hub natural gas prices have increased approximately 86% and 35%, respectively. As a result of the improving commodity price outlook, a number of independent and major oil and gas companies have increased capital expenditure budgets for the second half of 1999 and for 2000. As a result of increases in capital expenditures, our bidding activity in this sector has increased in recent months. Approximately four percent of our backlog at August 31, 1999 consisted of projects in the oil and gas exploration and production industry. While we do not expect to experience significantly higher activity rates in this sector in the near-term, we believe we are well positioned to take advantage of significant opportunities for growth both domestically and internationally.


PRODUCTS AND SERVICES

     We have set forth below a brief description of each of our major products and services.

  Fabrication

     Our primary service is the fabrication of complex piping systems from raw materials including carbon steel, stainless steel and other alloys, nickel, titanium and aluminum. We fabricate pipe by cutting it to length, welding fittings on the pipe and bending the pipe, each to precise customer specifications. We currently operate pipe fabrication facilities in Louisiana, Oklahoma, South Carolina, Texas, Utah, Virginia, the United Kingdom, Venezuela and Bahrain, where we have a 49% interest in a joint venture. Our fabrication facilities are capable of fabricating pipe ranging in diameter from 1/2 inch to 72 inches, with overall wall thicknesses from 1/8 inch to 7 inches. We can fabricate pipe assemblies up to 100 feet in length and weighing up to 45 tons.

     A significant portion of our work consists of the fabrication of critical piping systems for use in high pressure, high temperature or corrosive applications, including systems designed to withstand pressures of up to 2,700 pounds per square inch and temperatures of up to 1,020 degrees Fahrenheit. In order to ensure that our products can withstand these types of extreme conditions, we have set rigid quality control standards for all of our products. In addition to visual inspection, we use other advanced methods to confirm that our products meet specifications such as:

     - radiography;
     - hydro testing;
     - dye penetration; and
     - ultrasonic flaw detection.

  Induction Pipe Bending

     In fiscal 1994, we began purchasing state-of-the-art induction pipe bending equipment, which significantly increased our capacity to fabricate piping systems in both volume and complexity. In addition, this equipment enables us to substitute pipe bending for the more traditional cutting and welding techniques on certain projects, resulting in labor, time and raw material savings. In January 1998, we acquired Cojafex B.V. of Rotterdam, Holland. Cojafex owns the technology for certain induction pipe bending machines used for bending pipe and other carbon steel and alloy items for industrial, commercial and architectural applications.

     Primarily because of the significant reductions in labor, time and material costs associated with pipe bending techniques, the market for pipe fabrication is increasingly moving in the direction of bending according to customer specifications. We believe that our technology is the most advanced of its kind available in the world and gives us a technological advantage in this growing segment of the market.

     We currently have eight induction pipe bending machines in operation capable of bending pipe up to 66 inches in diameter with wall thicknesses of up to five inches. Their model numbers, locations and pipe bending capabilities are presented in the following table:

                                                              PIPE BENDING CAPABILITIES
                                                              -------------------------
                                                               MAXIMUM        MAXIMUM
                                                                PIPE         PIPE WALL
MODEL                                    LOCATION             DIAMETER       THICKNESS
-----                                    --------             ---------      ----------
Cojafex PB Special 16          Walker, Louisiana              16 inches      2.5 inches
Cojafex PB Special 16          Laurens, South Carolina        16 inches      2.5 inches
Cojafex PB Special 16          Tulsa, Oklahoma                16 inches      2.5 inches
Cojafex PB Special 16          Manama, Bahrain                16 inches      2.5 inches
Cojafex PB-1200                Walker, Louisiana              48 inches      4.0 inches
Cojafex PB-1600                Clearfield, Utah               66 inches      5.0 inches
Cojafex PB-850                 Clearfield, Utah               34 inches      3.0 inches
Cojafex PB Special 12          Clearfield, Utah               12 inches      .75 inches

  Engineering and Design

     In 1994, as an integral part of our strategy to offer comprehensive piping solutions, we expanded our services to include engineering and design capabilities for power projects, primarily for our customers outside the United States. We also design and engineer pipe hangers and pipe support systems and specialize in engineering analyses of complex piping systems and related services, primarily for the power generation industry. These engineering, design and pipe support capabilities complement our fabrication services, particularly for power generation projects, enabling us to provide more comprehensive piping packages with reduced overall lead times and lower total installed costs.

     We use sophisticated plant design software to create virtual three-dimensional piping system models. The models provide customers with a clear, understandable picture of the complete project, enabling them to "walk through" the project on a three-dimensional basis to accurately review designs. We currently operate approximately 25 workstations that utilize this plant design software.

     Our engineering capabilities are directly linked to our fabrication shops and our proprietary computer aided design system, SHAW-DRAW(TM). SHAW-DRAW(TM) converts customer design drawings into our detailed production drawings in seconds, significantly reducing the lead-time required before fabrication can begin and substantially eliminating detailing errors. We have also implemented SHAW-MAN(TM), which efficiently manages and controls the movement of all required materials through each stage of the fabrication process utilizing bar code technology. These proprietary programs enhance our customers' planning and scheduling, reducing total installed costs and project cycle times.

  Erection and Maintenance

     Our acquisition of several industrial erection and maintenance businesses in fiscal 1997 and 1998 has enabled us to expand our piping solutions to include on-site piping system erection services and total project construction and plant maintenance services. We currently offer erection and maintenance services in the Gulf Coast region of the United States and in the United Kingdom, Australia and Venezuela.

     Our erection projects are generally capital-intensive and include the construction of new facilities, plant expansions and upgrades. Our services incorporate most of the construction disciplines, including:

     - civil, structural and steel erection;
     - mechanical and equipment installation and assembly;
     - piping erection;
     - skid and modular unit fabrication and assembly;
     - constructability reviews;
     - materials and labor procurement and management;
     - American Society of Mechanical Engineers code work; and
     - plant maintenance.

  Specialty Fittings Manufacturing and Distribution

     We manufacture specialty stainless, alloy and carbon steel pipe fittings for use in pipe fabrication. These pipe fittings include stainless and other alloy elbows, tees, reducers and stub ends ranging in size from 1/2 inch to 48 inches and heavy wall carbon and chrome elbows, tees, caps and reducers with wall thicknesses of up to 3 1/2 inches. We operate a manufacturing facility in Shreveport, Louisiana, which distributes our fittings to our pipe services operations and to third parties. We also operate several distribution centers in the United States, which distribute our products as well as products manufactured by third parties. Manufacturing pipe fittings enables us to realize greater efficiencies in the purchase of raw materials, reduces overall lead times and lowers total installed costs. Our manufacturing capabilities also reflect our commitment to be a comprehensive piping solution for our customers.

MARKETS

     Our principal markets are the erection of new systems and retrofits in the power generation, chemical processing, crude oil refining, petrochemical processing and oil and gas exploration and production industries, both in the United States and internationally. We also have supplied piping systems to other industries including the pulp and paper, food processing and pharmaceutical industries.

     Our sales by industry in our two most recent fiscal years approximated the following amounts:



                                                                 YEAR ENDED
                                                                 AUGUST 31,
                                                              ----------------
INDUSTRY                                                       1998      1999
--------                                                      ------    ------
                                                               (IN MILLIONS)
Power Generation............................................  $193.5    $161.8
Chemical Processing.........................................   132.6     141.0
Crude Oil Refining..........................................    83.9     109.3
Petrochemical Processing....................................    42.4      20.8
Oil and Gas Exploration and Production......................    23.1      29.0
Other.......................................................    26.1      32.1
                                                              ------    ------
                                                              $501.6    $494.0
                                                              ======    ======



     Our sales by geographic region in our two most recent fiscal years approximated the following amounts:



                                                                 YEAR ENDED
                                                                 AUGUST 31,
                                                              ----------------
GEOGRAPHIC REGION                                              1998      1999
-----------------                                             ------    ------
                                                               (IN MILLIONS)
United States...............................................  $286.5    $366.2
Far East/Pacific Rim........................................   100.6      41.1
Europe......................................................    55.8      49.7
South America...............................................    31.9      18.7
Middle East.................................................    18.4      10.2
Other.......................................................     8.4       8.1
                                                              ------    ------
                                                              $501.6    $494.0
                                                              ======    ======


     Prior to February 1994, we conducted our international business exclusively from our plants in the United States. Critical or high pressure piping systems are typically fabricated in industrialized nations that tend to have greater capacity for manufacturing piping that satisfies stringent tolerance and consistency requirements. United States pipe fabricators have generally fabricated these systems more efficiently than their Western European and Japanese competitors due to lower labor costs and greater availability of raw materials. However, geographical sourcing requirements, local labor rates and transportation considerations may make it difficult for us to use our domestic facilities to compete on many international projects, particularly those involving non-critical piping systems. Therefore, we have established facilities abroad to allow us to bid more competitively for international projects. We currently operate facilities in Venezuela, the United Kingdom, Australia and Bahrain.

     In November 1993, we entered into a joint-venture agreement to construct and operate a fabrication facility in Bahrain. Our joint venture partner is Abdulla Ahmed Nass, a Bahrainian industrialist. Our Bahrainian joint-venture facility is one of the first modern pipe fabrication facilities in the Middle East and has received the Gulf States Certification from the Gulf Cooperation Council. The Gulf States Certification enables the joint venture to export products to other Arab countries without paying additional tariffs. In fiscal 1999, the joint venture had sales of approximately $9.6 million and our share of the joint venture's net income was approximately $681,000.

     In the future, our pursuit of joint-venture relationships to conduct foreign operations will be determined on a case-by-case basis depending on market, operational, legal and other relevant factors.

BACKLOG

     We define our backlog as a "working backlog," which includes projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order or a specific indication of the amount of time or material we need to make available for a customer's anticipated project. In certain instances the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Our backlog for maintenance work is derived from maintenance contracts and our customers' historic maintenance requirements. We estimate that our backlog was approximately $818.3 million at August 31, 1999, compared to $253.4 million and $254.3 million at August 31, 1997 and 1998, respectively. We estimate that $403.5 million, or 49%, of our backlog at August 31, 1999 will be completed in fiscal 2000.


     Approximately $300 million, or 37%, of our backlog at August 31, 1999 was attributable to a contract with General Electric that requires us to fabricate 90% of the pipe necessary to install the combined-cycle gas turbines to be built by General Electric domestically through 2004. Approximately 53% of this backlog is for power generation projects for which General Electric has been engaged and is in various stages of design, engineering and construction and for which we have received a work release or have been notified that a work release is pending. The balance is for work for which General Electric has requested that we reserve capacity. We cannot assure you that all of these projects will be constructed or that they will be completed in our currently anticipated time frame.


     On occasion, customers will cancel or delay projects for reasons beyond our control. Most of our contracts provide for cancellation fees in the event projects in backlog are canceled but we typically have no contractual right to the total revenues reflected in our backlog. These fees typically provide for reimbursement of our out-of-pocket costs, revenue associated with work performed to date and a varying percentage of the profits we would have realized had the contract been completed. Where we do not have a written agreement, we often have been able to recover similar amounts from our clients. In addition to cancellation risks, projects may remain in our backlog for extended periods of time. Historically, delays have impacted our operations from time to time, but cancellations have been immaterial. Cancellation is more likely to occur during the initial phases of projects, when erection and related construction services are provided, than during later phases, when fabrication services are provided. Accordingly, cancellation rates for projects reflected in our backlog may increase in the future if our business mix includes a larger percentage of erection and related construction services.

     The following table breaks out the percentage of our backlog in the following industry sectors and geographic regions for the periods indicated:

                                                                  AT
                                                              AUGUST 31,
                                                              -----------
INDUSTRY                                                      1998   1999
--------                                                      ----   ----
Power Generation............................................   30%    64%
Chemical Processing.........................................   39     12
Petrochemical Processing....................................   11      0
Crude Oil Refining..........................................    8     19
Oil and Gas Exploration and Production......................    9      4
Other.......................................................    3      1
                                                              ---    ---
                                                              100%   100%
                                                              ===    ===
GEOGRAPHIC REGION
------------------------------------------------------------
Domestic....................................................   65%    75%
International...............................................   35     25
                                                              ---    ---
                                                              100%   100%
                                                              ===    ===

TYPES OF CONTRACTS

     Our contracts are generally priced on a unit price, fixed price or lump-sum or cost-plus basis.

     A significant portion of our contracts, particularly for domestic piping fabrication, are bid on a unit price basis under which the customer pays a negotiated rate for the product or service, such as a weld, radiograph inspection, bend or engineering revision. We generally bill raw materials to customers at published prices in effect on the date of the contract, and we generally obtain fixed pricing commitments from our suppliers at that time for most of the items necessary to complete the project in order to minimize the risk of raw material price increases during the fabrication process.

     We quote many of our projects on a fixed price or lump-sum basis. To minimize the risk of increases in the cost of our supplies, we generally do not quote the actual contract price until we have secured fixed pricing commitments from our suppliers for most of the items necessary to complete the project.

     Additionally, a significant portion of our erection contracts are bid on a cost-plus basis. Revenues are recognized on the basis of costs incurred plus the fee earned.

     We obtain orders through competitive bidding, negotiated contracts and awards under alliance agreements. In addition to price, the awarding of contracts is often based on other factors, including reputation, experience and ability to meet project deadlines.

     We also obtain orders under alliance agreements entered into with our customers to expedite individual project contract negotiations through means other than the formal bidding process. These agreements typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for annual price adjustments. Our current alliance partners include ABB AG, Air Products and Chemicals, Inc., Alstom S.A., BASF AG, Bechtel Corporation, The Dow Chemical Company, General Electric, Orion Refining Corporation, Parsons Corporation and Praxair, Inc. These agreements are typically implemented by establishing a joint steering committee to provide guidance and direction on alliance issues. Normally this committee meets on a periodic basis to monitor alliance progress and assign resources to effect continuous improvements in the various work processes associated with project execution. Alliance agreements allow our customers to achieve greater cost efficiencies and reduced cycle times in the design and fabrication of complex piping systems for power, chemical and refinery projects. In addition, we believe that these agreements provide us with a steady source of new projects and help minimize the impact of short-term pricing volatility. The recurring nature of our alliance agreements also enables us to anticipate a larger portion of our future revenues. In fiscal 1999, approximately 35% of our revenues were generated under our alliance agreements.

CUSTOMERS AND MARKETING

     Our customers are principally major multi-national engineering and construction firms, equipment manufacturers and industrial corporations. For fiscal 1999, Orion Refining Corporation represented 14% of our sales while no other customer represented more than ten percent of our sales.

     We conduct our marketing efforts principally through a sales force comprised of 35 employees at August 31, 1999. In addition, we engage independent contractors to cover certain customers and territories. We pay our sales force a base salary plus, when applicable, an annual bonus, while we pay independent contractors commissions.

RAW MATERIALS AND SUPPLIERS

     Our principal raw materials are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. The market for most raw materials is extremely competitive and our relationships with our suppliers are good. Certain types of raw materials, however, are available from only one or a few specialized suppliers. Our inability to obtain materials from these suppliers could jeopardize our ability to timely complete a project or realize a profit.

     We purchase directly from manufacturers, or manufacture ourselves, a majority of our pipe fittings. This generally lowers our pipe fabrication costs. Because of the volume of piping we purchase, we are often able to negotiate advantageous purchase prices. If a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. We keep items in stock at each of our facilities and transport items between our facilities as required. We obtain more specialized materials from suppliers when required for a project.

COMPETITION

     In pursuing piping engineering and fabrication projects, we experience significant competition from competitors in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators while, internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

     In erection, maintenance and related construction services, we have numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Moreover, we are a recent entrant into this business, and many of our competitors also possess substantially greater experience, market knowledge and customer relationships than we do.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our executive officers and directors.

NAME                                   AGE                           POSITION
----                                   ----                          --------
J. M. Bernhard, Jr. .................   45    Chairman of the Board of Directors, President and
                                              Chief Executive Officer
Richard F. Gill......................   55    Executive Vice President and Chief Operating Officer
Robert L. Belk.......................   50    Executive Vice President, Chief Financial Officer and
                                                Treasurer
G. Ray Wilkie, Jr. ..................   53    Senior Vice President -- U.S. Operations
George P. Bevan......................   51    Senior Vice President
N. Andrew Dupuy, Jr. ................   44    Senior Vice President -- International and
                                              Construction Operations
Michael H. Wootton...................   51    Senior Vice President of Business Development
Albert McAlister.....................   48    Director
L. Lane Grigsby......................   57    Director
David W. Hoyle.......................   60    Director
John W. Sinders, Jr. ................   43    Director
William H. Grigg.....................   66    Director

     J. M. Bernhard, Jr., our founder, has been our President and Chief Executive Officer since our inception in September 1987. He has also been one of our directors since our inception. Mr. Bernhard has been Chairman of the Board since August 1990. Mr. Bernhard has spent the last 20 years in the pipe fabrication business. Immediately prior to his position with us, Mr. Bernhard was Vice President and General Manager of Sunland Services, a pipe fabrication company, and served on the board of directors of Barnard and Burk Engineers & Constructors.


     Richard F. Gill has been employed by us since 1997, when we acquired certain assets of MERIT Industrial Constructors, Inc. and other affiliated entities. Mr. Gill served as the President of Shaw Process and Industrial Group, Inc., a wholly-owned subsidiary of ours, from March 1997 until August 1998, and as Senior Vice President in charge of Construction and International Operations, one of our two principal operating divisions, from September 1998 to May 1999. In May 1999, Mr. Gill was appointed Executive Vice President and Chief Operating Officer. Mr. Gill served as President of MERIT from its founding in January 1982 until its sale to us in 1997. MERIT was an industrial construction and maintenance firm based in Baton Rouge, Louisiana. Mr. Gill has over 31 years of experience in the industrial construction and maintenance industry.


     Robert L. Belk joined us in October 1998 as Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining us, Mr. Belk served Ocean Energy, Inc. as its Executive Vice President of Administration from March 1998 until October 1998, as its Executive Vice President and Chief Financial Officer from June 1997 until March 1998, and as its Senior Vice President, Chief Financial Officer and Treasurer from 1993 until 1997. Prior to joining Ocean Energy, Inc., Mr. Belk was engaged in public accounting with national and local firms and as a sole-practitioner.

     G. Ray Wilkie, Jr. joined us in March 1988 and served as Vice President of
B. F. Shaw, Inc., a wholly-owned subsidiary of ours, from September 1990 until May 1993, as President of B. F. Shaw, Inc. from May 1993 until November 1995, and as our Executive Vice President from November 1995 until August 1998. In September 1998, Mr. Wilkie was appointed our Senior Vice President in charge of our U.S. Operations, one of our two principal operating divisions. Mr. Wilkie also served as one of our directors from January 1993 until March 1995. Mr. Wilkie has spent the last 31 years in the pipe fabrication business.

     George P. Bevan has been employed by us since September 1994 and served as a Vice President until April 1997 and as an Executive Vice President from April 1997 to August 1998. In September 1998, he was appointed a Senior Vice President. Prior to joining us, Mr. Bevan was a senior partner in the law firm of Bevan-Hernandez, which he formed in 1991. He also served as President of Southern United Financial Corporation, an insurance and financial services company, from 1987 to 1994.



     N. Andrew Dupuy, Jr. has been employed by us since February 1997 when we acquired certain assets of United Crafts, Inc. and served as its President until December 1997. Mr. Dupuy served as President of Shaw Power Services, Inc., one of our subsidiaries, from December 1997 until August 1998 and as Vice President of our international and construction operations from August 1998 until May 1999. In May 1999, Mr. Dupuy was appointed Senior Vice President of International and Construction Operations. Mr. Dupuy co-founded United Crafts, Inc. in 1978 and was its President from 1986 until its sale to us. Mr. Dupuy has over 25 years of experience in the industrial construction and maintenance industry.


     Michael H. Wootton joined us in September 1990 and served as our Vice President of Power and Business Development from 1990 until 1992 and as President of Shaw International, one of our subsidiaries, from 1992 until 1999. In May 1999, we appointed Mr. Wootton as our Senior Vice President of Business Development. Prior to joining us, Mr. Wootton served as President of the pipe fabrication division of Dravo Corporation from 1973 until 1990. Mr. Wootton has over 29 years of experience in the pipe fabrication and construction industry.

     Albert McAlister has been one of our directors since April 1990. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A. in Laurens, South Carolina. He also served as Chairman of the Democratic Party in South Carolina from 1990 until 1994.

     L. Lane Grigsby has served as one of our directors since January 1995. Mr. Grigsby is also Chairman of the Board of Cajun Constructors, Inc., for which he also served as President and Chief Executive Officer from April 1973 to June 1994. He has 30 years of experience in the industrial construction industry. He also serves as an officer or director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry.

     David W. Hoyle has served on our board of directors since January 1995. For the past 12 years, he has been self-employed, primarily as a real estate developer. He has been a member of the Senate Chamber of the North Carolina General Assembly since 1992. Senator Hoyle serves as a director of several private corporations, including as Chairman of the Board of Gaston Federal Bank, as well as several civic, educational and charitable organizations.

     John W. Sinders, Jr. has served on our board of directors since March 1995. He has served as Managing Director of RBC Dominion Securities Corporation, an investment banking firm, since August 1999. From 1993 to 1999, Mr. Sinders served as an Executive Vice President and as a managing director of Jefferies & Company, Inc., an investment banking firm. Mr. Sinders served as a Managing Director of Howard Weil Labouisse Friedrichs Incorporated, an investment banking firm, from 1987 to 1993. He was a member of the board of directors of Howard Weil from 1990 to 1993. Prior to joining Howard Weil, he was a partner with the law firm of McGlinchey, Stafford, Mintz, Cellini & Lang in New Orleans.


     William H. Grigg has served on our board of directors since January 1998. He is the retired Chairman and Chief Executive Officer of Duke Power Company, now Duke Energy Corporation. Mr. Grigg began his career at Duke Power in 1963. He served as Chairman and Chief Executive Officer from April 1994 to June 1997. Prior to being elected chairman, he served as Vice Chairman for three years. Mr. Grigg is on the board of directors of Hatteras Income Securities, Inc., a mutual fund company, Nations Fund, Inc., a mutual fund company, Associated Electric and Gas Insurance Services Ltd., a mutual casualty insurance company, and the Charlotte-Mecklenburg Hospital Authority, a local hospital. He is a member of several civic and charitable organizations, serving as Chairman of the Board of Foundation for the Carolinas.

BOARD OF DIRECTORS

     All of the members of our board of directors are elected each year. Our articles of incorporation provide that if the number of our directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms, with four directors being elected each year.

COMMITTEES OF THE BOARD

     Our board of directors has established an audit committee and a compensation committee. Our board has no nominating committee or other committee performing similar functions at this time.

     Audit Committee. The audit committee is composed of Messrs. Grigg and Grigsby. The audit committee reports on its activities to the board of directors and is responsible for reviewing:

     - the scope and timing of the audit and non-audit services performed by our independent accountants;
     - the appropriateness of our accounting policies;
     - the adequacy of our financial controls; and
     - the reliability of the financial information we report to the public.

     Compensation Committee. The compensation committee is composed of Messrs. Hoyle and Sinders. The primary functions of the compensation committee are to:


     - provide a general review of our compensation and benefit plans to determine if they meet corporate objectives;


     - evaluate and make recommendations regarding the chief executive officer's compensation; and

     - review our chief executive officer's recommendations on:

        -- compensation of all of our officers;

        -- granting of awards under our benefit plans; and -- the adoption of, and changes to, our major compensation policies and practices.

                             PRINCIPAL SHAREHOLDERS



     The following table presents the beneficial ownership of our common stock, and the number of votes relating to the common stock, as of September 30, 1999, and as adjusted to reflect the sale of the common stock being offered hereby, by
(1) each person, or group of affiliated persons, known by us to own beneficially more than five percent of our common stock, (2) each of our directors, (3) each of our executive officers, and (4) all of our directors and executive officers as a group. Unless stated otherwise, the persons or entities in this table have sole voting and investment power with respect to all the shares of common stock owned by them. Our articles of incorporation provide that each share of common stock that has been held by the same person for at least four consecutive years is entitled to five votes on each matter to be voted on at shareholders' meetings, and all shares held for less than four years are entitled to one vote per share for each matter. See "Description of Capital Stock--Common Stock." Accordingly, some of our directors and officers possess a number of votes in excess of their number of shares owned.



                                                                           BEFORE OFFERING       AFTER OFFERING
                                                               NUMBER     ------------------   ------------------
                                                                 OF        PERCENT    VOTING    PERCENT    VOTING
NAME OF OWNER                                                  SHARES     OWNERSHIP   POWER    OWNERSHIP   POWER
-------------                                                 ---------   ---------   ------   ---------   ------
J.M. Bernhard, Jr.(1).......................................  1,510,566     12.4%      34.6%     10.3%      31.3%
G. Ray Wilkie, Jr.(2).......................................    334,863      2.7        7.4       1.9        5.6
Richard F. Gill(3)..........................................     81,250        *          *         *          *
Albert McAlister(4).........................................     75,792        *        1.7         *        1.6
Michael H. Wootton(5).......................................     47,600        *          *         *          *
George P. Bevan(6)..........................................     34,646        *          *         *          *
John W. Sinders, Jr.(7).....................................     23,750        *          *         *          *
Robert L. Belk(8)...........................................     23,750        *          *         *          *
David W. Hoyle(9)...........................................     16,750        *          *         *          *
N. Andrew Dupuy, Jr.(10)....................................     12,500        *          *         *          *
L. Lane Grigsby(11).........................................     11,600        *          *         *          *
William H. Grigg(12)........................................      3,500        *          *         *          *
All directors and executive officers (13)...................  2,176,567     17.8%      44.9%     14.4%      39.5%


---------------

 *  less than 1%


 (1) Includes 50,000 shares of which Mr. Bernhard may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.



 (2) Includes 40,625 shares of which Mr. Wilkie may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days. In October 1999, Mr. Wilkie sold 50,000 shares. His percentage ownership and voting power after the offering reflect that sale.


 (3) Includes 40,000 shares owned by a company in which Mr. Gill has an ownership interest and 18,750 shares of which Mr. Gill may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (4) Includes 6,750 shares of which Mr. McAlister may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.


 (5) Includes 23,750 shares of which Mr. Wootton may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days, and 15,000 shares of which Mr. Wootton may vote but not sell or otherwise transfer until July 1, 2001.


 (6) Includes 5,740 shares owned of record by Mr. Bevan's spouse and 28,906 shares of which Mr. Bevan may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (7) Includes 6,750 shares of which Mr. Sinders may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (8) Includes 18,750 shares of which Mr. Belk may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (9) Includes 2,500 shares owned of record by Mr. Hoyle's spouse and 6,750 shares of which Mr. Hoyle may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(10) Includes 12,500 shares of which Mr. Dupuy may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(11) Includes 6,750 shares of which Mr. Grigsby may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(12) Includes 1,500 shares of which Mr. Grigg may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(13) Includes 7,740 shares owned of record by spouses of executive officers and directors and 221,781 shares of which executive officers and directors may be deemed to be the beneficial owners as a result of rights they may exercise to acquire ownership within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK

     At August 31, 1999, there were 11,736,046 shares of common stock outstanding. In addition, at August 31, 1999, 1,645,000 shares of common stock were reserved for issuance pursuant to our 1993 Employee Stock Option Plan and 50,000 shares of common stock were reserved for issuance under our 1996 Non-Employee Director Stock Option Plan. Cumulative voting is prohibited in the election of directors. Our common stock is not redeemable, does not have any conversion rights and is not subject to call by us. Holders of our common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. In addition to the voting rights described below, ownership of our common stock entitles holders to the right:

     - to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends; and

     - in the event of our liquidation, dissolution or winding up, to share equally and ratably in the assets available for distribution after payment of all liabilities and subject to any prior rights of any holders of preferred stock then outstanding.

     The shares of common stock presently outstanding are fully paid and non-assessable. Our common stock trades on the New York Stock Exchange under the symbol "SGR."

     Each outstanding share of common stock for which there has been no change in beneficial ownership during the four years preceding the record date will entitle its holder to five votes on each matter properly submitted to our shareholders for their vote, waiver, release or other action. Holders of shares that have changed beneficial ownership within the four-year period will be entitled to only one vote per share. A change in beneficial ownership of an outstanding share of common stock is deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise, has or shares any of the following:

     - voting power, which includes, without limitation, the right to vote or the power to direct the voting power of the share of common stock;

     - investment power, which includes, without limitation, the power to direct the sale or other disposition of the share of common stock;

     - the right to receive or to retain the proceeds of any sale or other disposition of the share of common stock; or

     - the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of the share of common stock.

     Applying the general rules set forth above, the following events or conditions are specifically deemed to involve a change in beneficial ownership of a share of common stock:

     - in the absence of proof to the contrary provided in accordance with procedures set forth below, an outstanding share of common stock is transferred of record into the name of any other person, or upon the issuance of shares in a public offering;

     - in the case of an outstanding share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established according to the procedures set forth below that there has been no change in the person or persons who direct the exercise of the rights referred to in the preceding set of bullet points with respect to the outstanding share of common stock during the four years immediately preceding the record date;

     - in the case of an outstanding share of common stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, there is a change in the beneficiary of the trust, the principal of the agent, the ward of the guardian, the minor for whom the custodian is acting or a change in the trustee, agent, guardian or custodian; or

     - in the case of outstanding shares of common stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of common stock, fails to notify us of the person's or group's ownership within ten days after the acquisition.

     Contrary provisions in our articles of incorporation aside, no change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred solely as a result of:

     - any transfer without valuable consideration, including, without limitation, transfers effected by:

        -- bequest or inheritance;

        -- operation of law upon the death of an individual; or

        -- other transfers without valuable consideration, such as gifts made in good faith and not for the purpose of circumventing provisions of our articles of incorporation;

     - any changes in the beneficiary of a trust, or any distribution of an outstanding share of common stock from the trust, by reason of the birth, death, marriage or divorce of any natural person;

     - the adoption of any natural person prior to the age of 18;

     - the passage of a given period of time;

     - the attainment by any natural person of a specific age;

     - the creation or termination of any guardianship or custodial arrangement;

     - any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of common stock if neither the successor has nor its predecessor had the power to vote or to dispose of the share of common stock without further instructions from others;

     - any change in the person to whom dividends or other distributions in respect of an outstanding share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

     - any issuance of a share of common stock by us or any transfer by us of a share of common stock held in treasury other than in a public offering of the share, unless otherwise determined by the board of directors at the time of authorizing the issuance or transfer;

     - any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

     - any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption, defined as relatives, or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

     - any appointment of a successor trustee as a result of the death of the predecessor trustee who was a natural person;

     - any appointment of a successor trustee who was specifically named in a trust instrument prior to the effective date of this offering; or

     - any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed, including in the percentage the appointment of the successor trustee, during the four-year period preceding the appointment of the successor trustee.


     All determinations concerning changes in beneficial ownership, or the absence of any change, are made by our board of directors or by a transfer agent for our common stock at our request. Written procedures designated to facilitate the determinations have been established and may be amended by our board of directors. These procedures should provide the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be entitled to rely on any information concerning beneficial ownership of the outstanding shares of our common stock coming to our attention from any source and in any manner reasonably deemed by us to be reliable. However, neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of outstanding shares of our common stock.


     In the event of any stock split or stock dividend of our common stock, each share acquired by reason of the split or dividend will be deemed to have been beneficially owned by the same person from the acquisition date of the share from which it originated.

     Each outstanding share of our common stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of our common stock in all respects, and together the outstanding shares of common stock will constitute a single class of our shares.

PREFERRED STOCK

     Our board of directors is authorized to provide for the issuance of 5,000,000 shares of preferred stock in one or more series. Our board may, without any further vote or action by our shareholders, fix for any series the:

     - number of shares;
     - voting powers;
     - designations;
     - preferences; and
     - relative, participating, optional or other special rights and qualifications including:
        -- dividend rights;
        -- the dividend rate;
        -- terms of redemption;
        -- the redemption price or prices;
        -- conversion rights; and
        -- liquidation preferences.

     The issuance of preferred stock by our board of directors could adversely affect the rights of holders of our common stock. For example, issuance of preferred stock could result in a series of securities having preferences over our common stock with respect to dividends and in liquidation or that could, upon conversion or otherwise, enjoy all of the rights appurtenant to our common stock. Our board of directors has the authority to issue preferred stock that could be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy, consent or otherwise by making these attempts more difficult to achieve or more costly. Our board may issue preferred stock without shareholder approval and with voting and conversion rights that could adversely affect the voting power of holders of common stock. There are no agreements or understandings for the issuance of preferred stock, and our board has no present intention to issue any shares of preferred stock.

LOUISIANA FAIR PRICE AND CONTROL ACQUISITION STATUTES

     Under Louisiana law, the acquisition of voting power, which is called a "control share acquisition," of an "issuing public corporation" that results in the purchaser acquiring voting power in excess of 20%, 33% or 51% of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of the corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to redemption by the corporation. The restrictions imposed under the law are applicable to all Louisiana corporations that fall within the definition of an "issuing public corporation," as we do, unless the issuing public corporation's articles of incorporation or by-laws contain a provision expressly disclaiming them, which ours do not. Therefore, these restrictions contained in Louisiana law apply to us.

     In addition, if particular elections were to be made by our board of directors under the Louisiana Business Corporation Law, unless specified price and procedural requirements were met, business combinations involving us and any holder of 20% or more of our outstanding voting stock could be required to be approved by at least:

     - 80% of the votes entitled to be cast by holders of the outstanding voting stock; and

     - two-thirds of the votes entitled to be cast by holders of our voting stock other than the voting stock of the 20% holder.

This provision could be regarded as a deterrent to a takeover of us and could be applied selectively by our board of directors.

LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     Our articles of incorporation contain provisions that eliminate the personal liability of our directors and officers for:

     - monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - violations under Section 92(D) of the Louisiana Business Corporation Law, relating to unlawful distributions; or

     - any transaction from which the director or officer derived an improper personal benefit.

Our articles of incorporation contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     Our articles of incorporation provide that if the number of directors constituting our entire board of directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms. We believe that a classified board of directors could help to ensure the continuity and stability of our board and the business strategies and policies determined by them. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to us and our shareholders.

ADVANCE NOTICE PROVISIONS FOR PARTICULAR SHAREHOLDER ACTIONS

     Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. This is called the

"nomination procedure" with respect to the election of directors, or with respect to other matters to be brought before an annual meeting of our shareholders, the "business procedure."

     The nomination procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for our board of directors to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the election inspectors determine that a person was not nominated in accordance with the nomination procedure, the person will not be eligible for election as a director.

     Although our by-laws do not give our board any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, our by-laws may:

     - have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; and

     - may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of the solicitation or the attempt might be beneficial to us and our shareholders.

     Under the business procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the chairman or other officer presiding at a meeting determines that an item of business was not properly brought before the meeting in accordance with the business procedure, then that item of business will not be conducted at the meeting.

SUPER MAJORITY PROVISIONS

     Our articles of incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of the voting power of our capital stock to amend specific provisions of the articles, including provisions relating to the removal of directors.

     Our articles of incorporation require the approval of the holders of at least 75% of our outstanding shares of our common stock, not including shares held by a related person, to approve some business combinations and related transactions. The term "related person" includes any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than five percent of the outstanding shares of our common stock. The term "business combination" includes, among other things:

     - any merger or consolidation of us or a subsidiary of ours which constitutes more than 50% of our assets, other than a merger or consolidation which results in our voting securities outstanding immediately prior to the merger or consolidation continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity;

     - any sale, lease, exchange, transfer or other disposition of more than 50% of our assets;

     - any reclassification of our common stock; and

     - our liquidation or dissolution.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is First Union National Bank, Charlotte, North Carolina.

                                  UNDERWRITING

GENERAL


     We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc., Morgan Keegan & Company, Inc. and RBC Dominion Securities Corporation are acting as representatives of each of the underwriters named below. Under a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.


                                                               NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Jefferies & Company, Inc. ..................................
Morgan Keegan & Company, Inc. ..............................
RBC Dominion Securities Corporation.........................

                                                               --------
             Total..........................................
                                                               ========

     In the purchase agreement, the underwriters have agreed to purchase all of the shares of our common stock being sold under the agreement if any of the shares of our common stock being sold under the agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in some circumstances, the purchase commitments of nondefaulting underwriters may be increased or the purchase agreement may be terminated.


     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.


     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to receipt of legal opinions and officers certificates, or waiver of these conditions, as specified in the purchase agreement. The underwriters reserve the right to withdraw, cancel or modify offers and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS


     The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the offering price set forth on the cover page of this prospectus, and to certain dealers at such price
less a concession not in excess of $     per share. The underwriters may allow,
and such dealers may reallow, a discount not in excess of $     per share to
certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.



                                                                          WITHOUT      WITH
                                                              PER SHARE    OPTION     OPTION
                                                              ---------   -------     ------
Public offering price.......................................     $           $          $
Underwriting discount.......................................     $           $          $
Proceeds, before expenses, to Shaw..........................     $           $          $


     The expenses of this offering, exclusive of the underwriting discount, are estimated at $600,000 and are payable by us.

OVER-ALLOTMENT OPTION


     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to receipt of legal opinions and officers certificates, or waiver of these conditions, as specified in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount reflected in the foregoing table.


NO SALES OF SIMILAR SECURITIES


     We, our executive officers and our directors have agreed, with exceptions specified in the lock-up agreements, not to directly or indirectly engage in the following activities for a period 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith
Incorporated:


     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act of 1933 relating to any shares of our common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities in cash or otherwise.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     John W. Sinders, Jr., one of our directors, is Managing Director of RBC Dominion Securities Corporation. As noted above, RBC Dominion Securities Corporation is one of the representatives. Mr. Sinders beneficially owns 23,750 shares of our common stock.

     Jefferies & Company, Inc. has provided us with brokerage services in connection with our stock repurchase program. As noted above, Jefferies & Company, Inc. is one of the representatives.

                                 LEGAL MATTERS

     Legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. The validity of the issuance of the common stock under Louisiana law is being passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Legal matters in connection with this offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements included in and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


     The financial statements included in and incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP and Hannis T. Bourgeois, LLP, independent public accountants, and are included in this prospectus in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports. The single jointly signed auditors' report is considered to be the equivalent of two separately signed auditors' reports. Thus each firm represents that it has complied with generally accepted auditing standards and is in a position that would justify being the only signatory of the report.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference:



     - our Annual Report on Form 10-K for the fiscal year ended August 31, 1998, filed with the Commission on November 30, 1998;


     - our Quarterly Report on Form 10-Q for the quarter ended November 30, 1998, filed with the Commission on January 14, 1999;


     - our Quarterly Report on Form 10-Q for the quarter ended February 28, 1999, filed with the Commission on April 14, 1999;


     - our Quarterly Report on Form 10-Q for the quarter ended May 31, 1999, filed with the Commission on July 15, 1999;


     - our Current Report on Form 8-K filed with the Commission on September 22, 1999; and


     - any future filings we make with the Commission under the Securities Exchange Act of 1934 until the offering made by this prospectus terminates.


     You may request a copy of these filings (other than exhibits to the filings unless we have specifically incorporated that exhibit by reference into the filings), at no cost, by writing or telephoning us at the following address:

                              The Shaw Group Inc.
                   Attention: Director of Investor Relations
                          8545 United Plaza Boulevard
                          Baton Rouge, Louisiana 70809
                                 (225) 932-2500
                             http://www.shawgrp.com

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The registration statement of which this prospectus is a part and those reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may also be obtained from the Public Reference Room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. Statements contained in this prospectus as to the contents of any documents filed as an exhibit to the registration statement are summaries of the material provisions of the documents. The summaries are qualified in all respects by reference to the full text of the documents.

     The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements and other information concerning us also can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the common stock is listed.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Reports of Independent Public Accountants...................   F-2
Consolidated Balance Sheets as of August 31, 1998 and
  1999......................................................   F-4
Consolidated Statements of Income for the years ended August
  31, 1997, 1998 and 1999...................................   F-5
Consolidated Statements of Shareholders' Equity for the
  years ended August 31, 1997, 1998 and 1999................   F-6
Consolidated Statements of Cash Flows for the years ended
  August 31, 1997, 1998 and 1999............................   F-7
Notes to Consolidated Financial Statements..................   F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Shaw Group Inc.:

     We have audited the accompanying consolidated balance sheet of The Shaw Group Inc. (a Louisiana corporation) and subsidiaries as of August 31, 1999, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shaw Group Inc. and subsidiaries as of August 31, 1999, and the results of their operations and their cash flows for the year ended August 31, 1999, in conformity with generally accepted accounting principles.

                                            /s/ ARTHUR ANDERSEN LLP

New Orleans, Louisiana
October 1, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Shaw Group Inc.:

     We have audited the accompanying consolidated balance sheet of The Shaw Group Inc. (a Louisiana corporation) and subsidiaries as of August 31, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shaw Group Inc. and subsidiaries as of August 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP                             /s/ HANNIS T. BOURGEOIS, LLP

New Orleans, Louisiana                                    Baton Rouge, Louisiana
October 22, 1998

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         AS OF AUGUST 31, 1998 AND 1999
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                1998       1999
                                                              --------   --------
Current assets:
  Cash and cash equivalents.................................  $  3,743   $  6,901
  Accounts receivable, net..................................   140,631    122,053
  Receivables from unconsolidated entity, net...............     1,758      4,310
  Inventories...............................................    65,861     78,464
  Cost and estimated earnings in excess of billings on
    uncompleted contracts...................................    19,797     24,277
  Prepaid expenses..........................................     4,948      4,131
  Deferred income taxes.....................................     4,697        992
  Other current assets......................................     9,559     10,942
                                                              --------   --------
        Total current assets................................   250,994    252,070
Investment in unconsolidated entity.........................     3,965      4,646
Investment in securities available for sale.................        --     13,830
Property and equipment:
  Transportation equipment..................................     3,153      3,704
  Furniture and fixtures....................................    10,756     10,487
  Machinery and equipment...................................    65,158     73,060
  Buildings and improvements................................    32,920     36,471
  Land......................................................     5,923      7,038
                                                              --------   --------
                                                               117,910    130,760
Less: Accumulated depreciation..............................   (25,050)   (35,252)
                                                              --------   --------
                                                                92,860     95,508
Goodwill, net of accumulated amortization of $1,430 and
  $3,276 at August 31, 1998 and 1999, respectively..........    33,356     32,134
Other assets................................................     8,669      8,874
                                                              --------   --------
                                                              $389,844   $407,062
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Outstanding checks in excess of bank balance..............  $  4,009   $  6,633
  Accounts payable..........................................    45,307     37,714
  Accrued liabilities.......................................    24,831     28,407
  Current maturities of long-term debt......................     9,314      8,056
  Revolving lines of credit.................................    20,898     43,562
  Deferred revenue-prebilled................................     1,813      3,576
  Advanced billings and billings in excess of cost and
    estimated earnings on uncompleted contracts.............    14,367     10,147
                                                              --------   --------
        Total current liabilities...........................   120,539    138,095
Long-term debt, less current maturities.....................    91,715     87,841
Deferred income taxes.......................................     6,895      6,887
Commitments and contingencies...............................        --         --
Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares
    authorized; no shares issued and outstanding............        --         --
  Common stock, no par value, 50,000,000 shares authorized;
    19,942,782 and 19,960,282 shares issued, respectively;
    13,279,866 and 11,736,046 shares outstanding,
    respectively............................................   119,360    119,353
  Retained earnings.........................................    58,950     77,071
  Accumulated other comprehensive income....................      (420)    (1,535)
  Unearned restricted stock compensation....................      (367)      (125)
  Treasury stock, 6,662,916 and 8,224,236 shares
    respectively............................................    (6,828)   (20,525)
                                                              --------   --------
        Total shareholders' equity..........................   170,695    174,239
                                                              --------   --------
                                                              $389,844   $407,062
                                                              ========   ========

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1997       1998       1999
                                                              --------   --------   --------
Sales.......................................................  $335,734   $501,638   $494,014
Cost of sales...............................................   271,759    422,057    400,186
                                                              --------   --------   --------
  Gross profit..............................................    63,975     79,581     93,828
General and administrative expenses.........................    37,377     48,503     60,082
                                                              --------   --------   --------
  Operating income..........................................    26,598     31,078     33,746
Interest expense............................................    (6,778)    (8,471)    (8,649)
Other income, net...........................................       155        698        978
                                                              --------   --------   --------
                                                                (6,623)    (7,773)    (7,671)
                                                              --------   --------   --------
  Income before income taxes................................    19,975     23,305     26,075
Provision for income taxes..................................     6,112      7,033      8,635
                                                              --------   --------   --------
  Income from continuing operations before earnings (losses)
     from unconsolidated entity.............................    13,863     16,272     17,440
Earnings (losses) from unconsolidated entity................       437        (40)       681
                                                              --------   --------   --------
  Income from continuing operations.........................    14,300     16,232     18,121
Discontinued operations, net of taxes:
  Operating results.........................................      (252)       298         --
  Net gain on disposals.....................................        --      2,647         --
                                                              --------   --------   --------
Net income..................................................  $ 14,048   $ 19,177   $ 18,121
                                                              ========   ========   ========
Basic income per common share:
  Continuing operations.....................................  $   1.23   $   1.29   $   1.52
  Discontinued operations...................................      (.02)       .23         --
                                                              --------   --------   --------
  Net income per common share...............................  $   1.21   $   1.52   $   1.52
                                                              ========   ========   ========
Diluted income per common share:
  Continuing operations.....................................  $   1.20   $   1.26   $   1.47
  Discontinued operations...................................      (.02)       .23         --
                                                              --------   --------   --------
  Net income per common share...............................  $   1.18   $   1.49   $   1.47
                                                              ========   ========   ========

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               UNEARNED                             ACCUMULATED
                                         COMMON STOCK         RESTRICTED          TREASURY             OTHER
                                     ---------------------      STOCK       --------------------   COMPREHENSIVE   RETAINED
                                       SHARES      AMOUNT    COMPENSATION    SHARES      AMOUNT       INCOME       EARNINGS
                                     ----------   --------   ------------   ---------   --------   -------------   --------
Balance, September 1, 1996.........  16,619,099   $ 56,849      $  --       6,662,916   $ (6,828)     $    --      $26,024
  Comprehensive income:
    Net income.....................          --         --         --              --         --           --       14,048
  Comprehensive income.............
  Shares issued in public
    offering.......................   2,398,000     46,986         --              --         --           --           --
  Shares issued to acquire certain
    assets of MERIT Industrial
    Constructors, Inc. and certain
    of its affiliates..............      62,500      1,266         --              --         --           --           --
  Exercise of options..............      71,710        433         --              --         --           --           --
  Pooled entity:
    Purchase of treasury stock.....          --       (664)        --              --         --           --           --
    Distributions to members of
      Freeport Properties, L.C. ...          --         --         --              --         --           --         (168)
  Net loss not included in
    reporting period...............          --         --         --              --         --           --         (131)
                                     ----------   --------      -----       ---------   --------      -------      -------
Balance, August 31, 1997...........  19,151,309    104,870         --       6,662,916     (6,828)          --       39,773
  Comprehensive income:
    Net income.....................          --         --         --              --         --           --       19,177
    Other comprehensive income:
      Foreign translation
        adjustments................          --         --         --              --         --         (420)          --
  Comprehensive income.............
  Restricted stock compensation....      30,000        581       (581)             --         --           --           --
  Amortization of restricted stock
    compensation...................          --         --        214              --         --           --           --
  Shares issued to acquire
    Bagwell........................     645,000     13,033         --              --         --           --           --
  Exercise of options..............     116,473        876         --              --         --           --           --
                                     ----------   --------      -----       ---------   --------      -------      -------
Balance, August 31, 1998...........  19,942,782    119,360       (367)      6,662,916     (6,828)        (420)      58,950
  Comprehensive income:
    Net income.....................          --         --         --              --         --           --       18,121
    Other comprehensive income:
      Foreign translation
        adjustments................          --         --         --              --         --       (1,115)          --
  Comprehensive income.............
  Restricted stock cancellation....     (15,000)      (255)       145              --         --           --           --
  Amortization of restricted stock
    compensation...................          --         --         97              --         --           --           --
  Exercise of options..............      32,500        248         --              --         --           --           --
  Purchases of treasury stock......          --         --         --       1,561,320    (13,697)          --           --
                                     ----------   --------      -----       ---------   --------      -------      -------
Balance, August 31, 1999...........  19,960,282   $119,353      $(125)      8,224,236   $(20,525)     $(1,535)     $77,071
                                     ==========   ========      =====       =========   ========      =======      =======


                                         TOTAL
                                     SHAREHOLDERS'
                                        EQUITY
                                     -------------
Balance, September 1, 1996.........    $ 76,045
  Comprehensive income:
    Net income.....................      14,048
                                       --------
  Comprehensive income.............      14,048
  Shares issued in public
    offering.......................      46,986
  Shares issued to acquire certain
    assets of MERIT Industrial
    Constructors, Inc. and certain
    of its affiliates..............       1,266
  Exercise of options..............         433
  Pooled entity:
    Purchase of treasury stock.....        (664)
    Distributions to members of
      Freeport Properties, L.C. ...        (168)
  Net loss not included in
    reporting period...............        (131)
                                       --------
Balance, August 31, 1997...........     137,815
  Comprehensive income:
    Net income.....................      19,177
    Other comprehensive income:
      Foreign translation
        adjustments................        (420)
                                       --------
  Comprehensive income.............      18,757
  Restricted stock compensation....          --
  Amortization of restricted stock
    compensation...................         214
  Shares issued to acquire
    Bagwell........................      13,033
  Exercise of options..............         876
                                       --------
Balance, August 31, 1998...........     170,695
  Comprehensive income:
    Net income.....................      18,121
    Other comprehensive income:
      Foreign translation
        adjustments................      (1,115)
                                       --------
  Comprehensive income.............      17,006
  Restricted stock cancellation....        (110)
  Amortization of restricted stock
    compensation...................          97
  Exercise of options..............         248
  Purchases of treasury stock......     (13,697)
                                       --------
Balance, August 31, 1999...........    $174,239
                                       ========

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999
                             (DOLLARS IN THOUSANDS)

                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
Net income..................................................  $ 14,048   $ 19,177   $ 18,121
Net loss not included in reporting period...................      (132)        --         --
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
Depreciation and amortization...............................     7,358     10,280     13,271
Provision for deferred income taxes.........................     2,231         40      3,697
(Earnings) losses from unconsolidated entity................      (437)        40       (681)
Transaction losses..........................................         6        702        533
Gain on sale of discontinued operations.....................        --     (3,010)        --
Other.......................................................       290        246       (462)
Changes in assets and liabilities, net of effects of
  acquisitions:
  (Increase) decrease in receivables........................    (2,817)   (38,291)    15,640
  Increase in cost and estimated earnings in excess of
     billings on uncompleted contracts......................    (1,050)    (7,530)    (4,485)
  (Increase) decrease in inventories........................    (5,833)     4,211    (12,243)
  (Increase) decrease in other current assets...............    (1,847)       848       (471)
  (Increase) decrease in prepaid expenses...................       257     (2,708)       564
  (Increase) decrease in other assets.......................       311     (1,317)      (954)
  Increase (decrease) in accounts payable...................       274      5,842     (7,688)
  Increase (decrease) in deferred revenue -- prebilled......     1,742     (1,769)     1,763
  Increase (decrease) in accrued liabilities................    (3,467)     1,660      4,326
  Increase (decrease) in advanced billings and billings in
     excess of cost and estimated earnings on uncompleted
     contracts..............................................    (3,330)     8,355     (4,046)
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........     7,604     (3,224)    26,885
Cash flows from investing activities:
  Investment in unconsolidated entity.......................    (1,647)        --         --
  Investment in subsidiaries, net of cash received..........   (11,651)   (27,738)        --
  Proceeds from sale of property and equipment..............       622      3,167      1,530
  Proceeds from sale of discontinued operations.............        --      1,208         --
  Purchase of property and equipment........................   (15,832)   (14,616)   (17,967)
  Purchase of securities available for sale.................        --         --    (13,830)
  Payment of note receivable by a related party.............        87         --         --
                                                              --------   --------   --------
Net cash used in investing activities.......................   (28,421)   (37,979)   (30,267)

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from financing activities:
  Net proceeds (repayments) from revolving credit
     agreement..............................................   (23,890)   (10,182)    22,720
  Proceeds from issuance of debt............................    15,031     62,154      5,571
  Repayment of debt and leases..............................   (13,107)   (13,817)   (10,690)
  Increase (decrease) in outstanding checks in excess of
     bank balance...........................................    (2,414)     1,725      2,614
  Distributions to members of Freeport Properties, L.C......      (168)        --         --
  Purchase of treasury stock................................      (664)        --    (13,697)
  Issuance of common stock..................................    47,419        876        248
                                                              --------   --------   --------
  Net cash provided by financing activities.................    22,207     40,756      6,766
Effects of exchange rate changes on cash....................        --       (168)      (226)
                                                              --------   --------   --------
Net increase (decrease) in cash.............................     1,390       (615)     3,158
Cash and cash equivalents -- beginning of year..............     2,968      4,358      3,743
                                                              --------   --------   --------
Cash and cash equivalents -- end of year....................  $  4,358   $  3,743   $  6,901
                                                              ========   ========   ========
Supplemental disclosures:
Cash payments for:
  Interest..................................................  $  6,663   $  7,048   $  9,151
                                                              ========   ========   ========
  Income taxes..............................................  $  5,784   $  2,873   $  5,592
                                                              ========   ========   ========
Noncash investing and financing activities:
  Property and equipment acquired through issuance of
     debt...................................................  $     83   $     85   $     --
                                                              ========   ========   ========
  Investment in subsidiaries acquired through issuance of
     common stock...........................................  $  1,266   $ 13,033   $     --
                                                              ========   ========   ========
  Other current assets acquired through issuance of debt....  $    134   $     --   $     --
                                                              ========   ========   ========
  Purchase of inventory and payment of liabilities through
     cancellation of notes receivable to a related party....  $    538   $     --   $     --
                                                              ========   ========   ========
  Investment in subsidiaries acquired through issuance of
     debt...................................................  $     --   $  4,702   $     --
                                                              ========   ========   ========
  Sale of subsidiaries financed through issuance of notes
     receivables............................................  $     --   $  8,792   $     --
                                                              ========   ========   ========
  Sale of building for noncash consideration................  $     --   $     --   $  1,400
                                                              ========   ========   ========

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

     The consolidated financial statements include the accounts of The Shaw Group Inc. (a Louisiana corporation) and its wholly-owned subsidiaries (collectively, the Company). All material intercompany accounts and transactions have been eliminated in these financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Nature of Operations

     The Company is a supplier of fabricated piping systems, integrated piping systems and related services for new construction, site expansion and retrofit projects throughout the world, primarily in the United States, the Far East/Pacific Rim, Europe, South America and the Middle East for customers in the power generation, chemical processing, crude oil refining, petrochemical processing, oil and gas exploration and development and other industries. The Company offers comprehensive design and engineering services, piping system fabrication, industrial construction and maintenance services, manufacturing and sale of specialty pipe fittings and design and fabrication of pipe support systems. The Company's operations are conducted primarily through wholly-owned subsidiaries and one joint venture.

 Cash and Cash Equivalents

     For purposes of reporting cash flows, all highly liquid investments with a maturity of three months or less when purchased are cash equivalents. At August 31, 1998 and 1999, the Company included in cash and cash equivalents approximately $1,200,000 and $1,300,000, respectively, the proceeds of which came from industrial development bond financing. These funds are required to be invested in short-term marketable securities until used for other capital improvements.

 Accounts Receivable and Credit Risk

     The Company's customers include major multi-national construction and engineering firms and industrial corporations. Work is performed under contract and the Company believes that its credit risk is normally minimal. The Company grants short-term credit to its customers.

     At August 31, 1998 and 1999, accounts receivable included approximately $18,000,000 and $13,000,000, respectively, of receivables and claims due under contracts which are subject to contract renegotiations or legal proceedings and which are recorded at estimated net realizable value. At August 31, 1999, contracts with seven customers made up the $13,000,000 balance discussed above. Management believes that the ultimate resolution of these disputes will not have a significant impact on future results of operations.

 Allowance for Uncollectable Receivables and Contract Adjustments

     The allowance for uncollectable receivables and contract adjustments of approximately $7,100,000 and $5,800,000 at August 31, 1998 and 1999,
respectively, is based on management's estimate of the amount expected to be uncollectable considering historical experience and the information management is able to obtain regarding the financial condition of significant customers. The Company includes contract

                      THE SHAW GROUP INC. AND SUBSIDIARIES
adjustments as a reduction of sales. Net provisions to this allowance were approximately $1,700,000 in fiscal 1998. Increases to the allowance for the year ended August 31, 1999 were $4,600,000 with total reductions of $5,900,000. Provisions for uncollectible receivables included in bad debt expense was not material for 1997, 1998 and 1999.

 Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) or weighted-average cost methods.

 Property and Equipment

     Property and equipment are recorded at cost. Additions and improvements are capitalized. Maintenance and repair expenses are charged to income as incurred. The cost of property and equipment sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to income.

     For financial reporting purposes, depreciation is provided by utilizing the straight-line method over the following estimated useful service lives:

Transportation equipment................................  5-15 Years
Furniture and fixtures..................................   3-7 Years
Machinery and equipment.................................  3-18 Years
Buildings and improvements..............................  8-40 Years

     At August 31, 1999, the Company had equipment not yet placed into service of $5,267,000.

 Income Taxes

     The Company provides for deferred taxes in accordance with Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes," which requires an asset and liability approach for measuring deferred tax assets and liabilities due to temporary differences existing at year end using currently enacted tax rates.

 Revenues

     For unit-priced pipe fabrication contracts, the Company recognizes revenues upon completion of individual spools of production. A spool consists of piping materials and associated shop labor to form a prefabricated unit according to contract specifications. Spools are generally shipped to job site locations when complete. During the fabrication process, all direct and indirect costs related to the fabrication process are capitalized as work in progress. For lump-sum fabrication contracts, the Company recognizes revenues based on the percentage of completion method, measured primarily by the cost of materials for which production is complete compared with the total estimated material costs of the contract.

     For project management and construction services, the Company recognizes revenues under the percentage of completion method measured primarily on contract costs incurred to date, excluding the costs of any purchased but uninstalled materials, compared with total estimated contract costs. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

     The Company recognizes revenues for pipe fittings, manufacturing operations and other services primarily at the time of shipment or upon completion of the services.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     Provisions for estimated losses for uncompleted contracts are made in the period in which such losses are identified. Other changes, including those arising from contract penalty provisions, final contract settlements and reviews performed by customers, are recognized in the period in which the revisions are identified. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment.

 Goodwill

     Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over a twenty-year period. The Company periodically assesses the recoverability of the unamortized balance based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to the overall operation of the Company.

 Financial Instruments, Forward Contracts -- Non-Trading Activities

     When considered appropriate, the Company utilizes forward foreign exchange contracts to hedge firm purchases and sales of certain pipe bending machines. Financial instruments are designated as a hedge at inception where there is a direct relationship to the price risk associated with the Company's future sales and purchases. Gains and losses on the early termination or maturity of forward contracts designated as hedges are deferred and included in revenues in the period the hedged transaction is recorded. If the direct relationship to price risk ceases to exist, the difference in the carrying value and fair value of a forward contract is recognized as a gain or loss in revenues in the period the direct relationship ceases to exist. Future changes in fair value of the forward contracts are recognized as gains or losses in revenues in the period of change.

 Comprehensive Income

     SFAS No. 130, "Reporting Comprehensive Income," which was required to be adopted by the Company in the first quarter of fiscal 1999, establishes standards for the reporting and display of comprehensive income as part of a full set of financial statements. Comprehensive income for a period encompasses net income and all other changes in a company's equity other than from transactions with the company's owners.

     The foreign currency translation adjustments relate to the varying strength of the U.S. dollar in relation to the British pound, Australian dollar and Dutch guilder. The Company's comprehensive income is included in the consolidated statements of shareholders' equity.

 Reclassifications

     Certain reclassifications have been made to the prior years' financial statements in order to conform to current reporting practices.

 New Accounting Standards

     In early 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP"). The SOP is effective for fiscal years beginning after December 15, 1998 and will require costs of start-up activities and organization costs to be expensed as incurred. Any such unamortized costs on the date of adoption of the new standard will be written off and reflected as a cumulative effect of a change in accounting principle. As of August 31, 1999, the Company had total deferred organizational costs of approximately $492,000.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     During fiscal 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in a derivative's fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met. The company will be required to adopt SFAS No. 133, as amended by SFAS No. 137 which defers the effective date, on September 1, 2000. The Company has not yet quantified the impact on its financial statements that may result from adoption of SFAS No. 133, however, the Company does not use derivative instruments or hedging activities extensively in its business.

NOTE 2 -- PUBLIC OFFERING OF COMMON STOCK

     On December 23, 1996, the Company closed the sale of 2,000,000 shares of its common stock, no par value (the "Common Stock"), in an underwritten public offering at a price of $21.00 per share less underwriting discounts and commissions. On January 10, 1997, the underwriters for such offering exercised an option to purchase an additional 398,000 shares of Common Stock from the Company pursuant to such terms to cover over-allotments. The net proceeds to the Company, less underwriting discounts and other expenses of the offering, totaled approximately $47,000,000 and were used to pay down amounts outstanding under the Company's revolving line of credit. The Company's revolving line of credit has been used to provide working capital, as well as to fund fixed asset and subsidiary acquisitions.

NOTE 3 -- ACQUISITIONS

     Effective October 1, 1996, the Company acquired all of the outstanding capital stock of Pipe Shields Incorporated (Pipe Shields), an industrial pipe insulation company located in Vacaville, California, for approximately $2,500,000 in cash, net of cash received. The purchase method was used to account for the acquisition. The excess of cost over the estimated fair value of the assets acquired (goodwill) was approximately $2,000,000 and is being amortized on a straight-line basis over 20 years. The operating results of Pipe Shields have been included in the consolidated statements of income of the Company from the effective date of the acquisition. The pro-forma effect of the acquisition of Pipe Shields, had it occurred on September 1, 1996, is not material to the operations of the Company.

     On January 27, 1997, the Company completed the acquisition of NAPTech, Inc., a fabricator of industrial piping systems and engineered piping modules located in Clearfield, Utah. The Company issued 432,881 shares of its Common Stock in exchange for NAPTech, Inc. and the 335,000 square foot facility that NAPTech, Inc. had leased from a related entity, Freeport Properties, L.C. (Freeport). The acquisition was accounted for using the pooling-of-interests method; accordingly, the Company's financial information for all prior periods presented herein has been restated to include financial information of NAPTech, Inc. and Freeport, (collectively, NAPTech). Summarized results of operations of the separate companies for the period from September 1, 1996 through January 27, 1997, the date of acquisition, are as follows (in thousands):

                                                                SHAW     NAPTECH
                                                              --------   -------
Sales.......................................................  $106,555   $24,482
                                                              ========   =======
Net income..................................................  $  2,505   $   584
                                                              ========   =======

     Net income of the combined companies for the fiscal year ended August 31, 1997 has been reduced by approximately $700,000 of merger and business combination costs of the NAPTech acquisition.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     Because the fiscal periods of the Company and NAPTech were not the same, the 1996 fiscal year financial statements of NAPTech were recast from the twelve months ended March 31, 1996 to the twelve months ended June 30, 1996. As a result, the following sales and losses of NAPTech have been excluded from the respective statements of income (in thousands):

FISCAL PERIOD                                   MONTHS EXCLUDED      SALES    NET LOSSES
-------------                                   ---------------      ------   ----------
1997.......................................  July and August, 1996   $5,194      $132
                                                                     ======      ====

     Effective February 1, 1997, the Company purchased all of the outstanding capital stock of United Crafts, Inc., now named Shaw Constructors, Inc. ("Shaw Constructors"), an industrial construction and maintenance company based in Baton Rouge, Louisiana, for cash of $8,000,000. Acquisition costs of approximately $192,000 were incurred by the Company. The purchase method was used to account for the acquisition. Goodwill of approximately $4,800,000 is being amortized on a straight-line basis over 20 years. The estimated fair value of the assets and liabilities of Shaw Constructors as of February 1, 1997 are as follows (in thousands):

Accounts receivable........................................   $6,040
Property and equipment.....................................    2,992
Other assets...............................................    4,832
Accounts payable & accrued liabilities.....................   (3,502)
Advanced billings..........................................   (1,277)
Notes payable..............................................   (1,101)
Deferred income taxes......................................     (146)
                                                              ------
Purchase price (net of cash received of $354)..............   $7,838
                                                              ======

     The operating results of Shaw Constructors have been included in the consolidated statements of income from the effective date of the acquisition.

     On March 20, 1997, the Company, through a newly-formed, wholly-owned subsidiary, completed the purchase of certain assets and the assumption of certain liabilities of MERIT Industrial Constructors, Inc. (MERIT), an industrial construction and maintenance firm based in Baton Rouge, Louisiana, and certain of its affiliates. Total consideration paid by the Company was approximately $1,300,000 in cash (including acquisition costs), 62,500 shares of the Company's Common Stock valued at approximately $1,300,000, options to purchase 25,000 shares of the Company's Common Stock at $20.25 per share, as well as the assumption of approximately $340,000 of debt. The purchase method was used to account for the acquisition. Goodwill of approximately $1,100,000 is being amortized on a straight-line basis over 20 years. The operating results related to the acquired MERIT assets have been included in the consolidated statements of income from the date of the acquisition. The pro-forma effect of the acquisition of the MERIT assets, had it occurred on September 1, 1996, is not material to the operations of the Company.

     On October 8, 1997, the Company purchased the capital stock of Pipework Engineering and Developments Limited (PED), a pipe fabrication company in Wolverhampton, United Kingdom, for $539,000 in cash, net of cash received, and notes payable to former stockholders of $1,078,000. Acquisition costs of approximately $160,000 were incurred by the Company. The purchase method was used to account for the acquisition. Goodwill, which is being amortized over 20 years using the straight-line method, was approximately $1,600,000. The operating results of PED have been included in the consolidated statements of income of the Company from the date of acquisition. The pro-forma effect of the acquisition of PED, had it occurred on September 1, 1996, is not material to the operations of the Company.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     On November 14, 1997, the Company purchased all of the capital stock or substantially all of the assets of the principal operating businesses of Prospect Industries plc (Prospect) of Derby, United Kingdom, for approximately $14,600,000 in cash, net of cash received. Acquisition costs of approximately $2,000,000 were incurred by the Company. Excluded from the purchase price is $1,438,000, which represents the fair value of the assets and liabilities of a discontinued operation, CBP Engineering Corp. (CBP). The sale of CBP was completed in 1998 at no gain or loss. Prospect, a mechanical contractor and provider of turnkey piping systems serving the power generating and process industries worldwide, operated through several wholly-owned subsidiaries including Connex Pipe Systems, Inc. (Connex), a piping systems fabrication business located in Troutville, Virginia; Aiton Australia Pty Limited (Aiton Australia), a piping systems, boiler refurbishment and project management company based near Sydney, Australia; and Prospect Engineering Limited (PEL), a mechanical contractor and a provider of turnkey piping systems located in Derby, United Kingdom. Under the terms of the acquisition agreement, the Company acquired all of the outstanding capital stock of Prospect Industries Overseas Limited, a United Kingdom holding company that held the entire ownership interest in Connex and CBP, all of the capital stock of Aiton Australia and certain assets of PEL, as well as Prospect's entire ownership interest in Inflo. The Company also assumed certain liabilities of PEL and Prospect relating to its employees and pension plans including approximately $3,800,000 of costs related to the Company's plan to reduce the workforce at Prospect. These costs relate to amounts due to employees under statutory and contractual severance entitlements. All amounts related to the severance entitlements have been paid as of August 31, 1999. The purchase method was used to account for the acquisition. Goodwill, which is being amortized over 20 years using the straight-line method, was approximately $2,400,000. The estimated fair value of the assets acquired and liabilities assumed as of November 14, 1997 are as follows (in thousands):

Accounts receivable.........................................   $15,288
Inventories.................................................     2,087
Cost and estimated earnings in excess of billings on
  uncompleted contracts.....................................     7,588
Property and equipment......................................    11,339
Other assets................................................     5,907
Outstanding checks in excess of bank balance................    (1,527)
Accounts payable and accrued liabilities....................   (19,331)
Revolving line of credit....................................      (318)
Advanced billings and billings in excess of cost and
  estimated earnings on uncompleted contracts...............    (4,456)
                                                               -------
Purchase price (net of cash received of $99)................   $16,577
                                                               =======

     The operating results of the Prospect businesses have been included in the consolidated statements of income from the date of the acquisition.

     In connection with the Prospect acquisition, the Company incurred certain contingent liabilities (see Note 12 of Notes to Consolidated Financial Statements).

     On January 15, 1998, the Company purchased all of the outstanding capital stock of Lancas, C.A. (Lancas), a construction company in Punto Fijo, Venezuela for approximately $2,600,000 in cash, net of cash received. The Company also incurred approximately $100,000 of acquisition costs. Goodwill of approximately $400,000 is being amortized over 20 years, using the straight-line method. The purchase method was used to account for this acquisition. The operating results of Lancas have been included in the consolidated statements of income from the date of acquisition. The pro-forma effect of the acquisition of Lancas, had it occurred on September 1, 1996, is not material to the operations of the Company.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     On January 19, 1998, the Company completed the acquisition of all of the outstanding capital stock of Cojafex, B.V. of Rotterdam, Holland (Cojafex) for approximately $8,500,000; $4,547,000 (net of cash received) of which was paid at closing. The balance of the purchase price will be paid through December 31, 2003. Acquisition costs of approximately $60,000 were incurred by the Company. Cojafex owns the technology for certain induction pipe bending machines used for bending pipe and other carbon steel and alloy items for industrial, commercial and agricultural applications, and using such technology, Cojafex designs, engineers, manufactures, markets and sells such induction bending machines. Goodwill, which is being amortized over 20 years using the straight-line method, was approximately $8,500,000. The purchase method was used to account for this acquisition. The operating results of Cojafex have been included in the consolidated statements of income from the date of acquisition. The pro-forma effect of the acquisition of Cojafex, had it occurred on September 1, 1996, is not material to the operations of the Company.

     On July 28, 1998, the Company completed the acquisition of all of the outstanding capital stock of Bagwell Brothers, Inc. and a subsidiary (collectively, Bagwell). Total consideration paid was $1,600,000 cash and 645,000 shares of the Company's Common Stock valued at $13,033,000. The Company also incurred $163,000 of acquisition costs. The purchase method was used to account for the acquisition. Goodwill of approximately $11,300,000 is being amortized on a straight-line basis over 20 years. The operating results of Bagwell have been included in the consolidated statements of income from the date of acquisition. The pro-forma effect of the acquisition of Bagwell, had it occurred on September 1, 1996, is not material to the operations of the Company.

     The following summarized unaudited income statement data reflects the impact the Shaw Constructors and Prospect acquisitions would have had on 1997; and the Prospect acquisition would have had on 1998, if such acquisitions had taken place at the beginning of the applicable fiscal year (in thousands, except per share data):

                                                                UNAUDITED PRO-FORMA
                                                                  RESULTS FOR THE
                                                              YEARS ENDED AUGUST 31,
                                                              -----------------------
                                                                 1997         1998
                                                              ----------   ----------
Gross revenue...............................................   $476,384     $531,329
                                                               ========     ========
Income from continuing operations...........................   $ 10,196     $ 16,193
                                                               ========     ========
Basic earnings from continuing operations per common
  share.....................................................   $    .88     $   1.28
                                                               ========     ========
Diluted earnings from continuing operations per common
  share.....................................................   $    .86     $   1.26
                                                               ========     ========

NOTE 4 -- INVENTORIES

     The major components of inventories consist of the following (in thousands):

                                                      AUGUST 31,
                              -----------------------------------------------------------
                                          1998                           1999
                              ----------------------------   ----------------------------
                              WEIGHTED                       WEIGHTED
                              AVERAGE     FIFO      TOTAL    AVERAGE     FIFO      TOTAL
                              --------   -------   -------   --------   -------   -------
Finished Goods..............  $28,671    $    --   $28,671   $29,244    $   642   $29,886
Raw Materials...............    3,162     25,937    29,099     3,686     32,869    36,555
Work In Process.............    1,914      6,177     8,091     1,306     10,717    12,023
                              -------    -------   -------   -------    -------   -------
                              $33,747    $32,114   $65,861   $34,236    $44,228   $78,464
                              =======    =======   =======   =======    =======   =======

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 5 -- INVESTMENT IN UNCONSOLIDATED ENTITIES

     During the years ended August 31, 1998 and 1999, the Company has not made any additional investments in Shaw-Nass Middle East, W.L.L., the Company's Bahrain joint venture (Shaw-Nass). The Company owns 49% of Shaw-Nass and accounts for this investment on the equity basis. As such, during the years ended August 31, 1997, 1998, and 1999, the Company recognized earnings (losses) of $437,000, $(40,000), and $681,000, respectively, from Shaw-Nass. No distributions have been received through August 31, 1999 from Shaw-Nass. As of August 31, 1998 and 1999, the Company had outstanding receivables from Shaw-Nass totaling $1,758,000 and $4,310,000, respectively. These receivables relate to inventory and equipment sold and net short-term advances to Shaw-Nass. In addition, at August 31, 1998, the Company had a note receivable from Shaw-Nass of $436,000 included in other assets.

     During 1997, 1998 and 1999, revenues of $782,000, $1,626,000, and
$1,188,000 were recognized on sales of products from the Company to Shaw-Nass. The Company's 49% of profit on these sales was eliminated. At August 31, 1999, undistributed earnings of Shaw-Nass included in the consolidated retained earnings of the Company amounted to approximately $960,000.

NOTE 6 -- INVESTMENT FOR SECURITIES AVAILABLE FOR SALE

     In connection with its construction services, the Company embarked on its first significant project financing participation. As a result, the Company acquired $12,500,000 of 15% Senior Secured Notes (the "Notes") due December 1, 2003, from a customer, together with certain preferred stock related thereto. The Notes are secured by a first priority security interest in some of the refinery's assets. The amount and value of the preferred stock is not material. Through December 1, 2000, additional bonds are expected to be received in lieu of interest, increasing the Company's investment in the Notes. Since these securities are available for sale, SFAS No. 115 -- "Accounting for Certain Investments in Debt and Equity Securities" requires that the securities be measured at fair value in the balance sheet and that unrealized holding gains and losses, net of taxes, for these investments be reported in a separate component of shareholders equity until realized. Based on sales of additional securities by the debtor during fiscal 1999 and the estimates obtained by the Company from an investment banking firm, the securities had an aggregate value approximating the outstanding principal amount of $13,830,000 at August 31, 1999. As a result, no unrealized gain or loss is recognized in shareholders' equity. Since the financing arrangement is related to construction services, the interest income of $1,330,000 in 1999 from the Notes is included in sales and the interest cost of $621,000 in 1999 associated with carrying the Notes is included in cost of sales in the statement of income. The interest cost was calculated at the Company's estimated effective borrowing rate of 7%.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 7 -- LONG-TERM DEBT

     Long-term debt consisted of:


                                                                   AUGUST 31,
                                                              --------------------
                                                               1998         1999
                                                              -------      -------
                                                                 (IN THOUSANDS)
Notes payable to insurance companies; variable interest
  rates based on 30-day commercial paper rates plus 190 to
  235 basis points ranging from 7.04% to 7.49% as of August
  31, 1999; payable in monthly installments based on
  amortization over the respective note lives; maturing from
  2001 to 2006; secured by property and equipment with an
  approximate net book value of $20,139 as of August 31,
  1999 and guaranties by the Company and certain
  subsidiaries of the Company...............................  $13,638      $11,827
Note payable to a bank; interest payable quarterly based
  upon London Interbank Offering Rate (LIBOR) plus 1.6%;
  payable in quarterly principal installments of $264 with
  remaining balance due in 2003; secured by equipment with
  an approximate net book value of $9,233 as of August 31,
  1999......................................................    5,286        4,229
South Carolina Revenue Bonds payable; principal due in 2005;
  interest paid monthly accruing at a variable rate of 3.60%
  as of August 31, 1999; secured by $4,000 letter of
  credit....................................................    4,000        4,000
Note payable to a bank; variable interest rate based upon
  London Interbank Offering Rate (LIBOR) plus 1.4%; payable
  in quarterly principal installments of $143 through March
  25, 2004 plus interest; secured by equipment with an
  approximate net book value of $2,067 as of August 31,
  1999......................................................    3,286        2,714
Mortgages payable to a bank; interest payable monthly at
  8.38%; monthly payments of $10 and $27 with remaining
  balance due on June 1, 2002; secured by real property with an approximate net book value of $2,350 as of August 31,
  1999......................................................    3,107        2,922
Mortgage payable to an insurance company; variable interest
  rate based on average weekly yield of 30 day commercial
  paper plus 2.35%; payable in monthly installments of $40
  through June 30, 2007, secured by land and buildings with
  an approximate net book value of $1,787 as of August 31,
  1999......................................................    3,036        2,773
Notes payable to employees relating to non-competition
  agreements; Interest payable monthly at 7.125% and 7%;
  monthly payments of $21 and $5 until April 2004 and August
  2000 respectively; unsecured; see Note 16 -- Related Party
  Transactions..............................................    1,274        1,047
Mortgage payable to a bank; interest payable monthly at
  8.63%; monthly installments of $8 with remaining balance
  due on November 7, 2001; secured by real property with an
  approximate net book value of $661 as of August 31,
  1999......................................................      524          479
Senior secured notes payable primarily to insurance
  companies; interest payable semi-annually at 6.44% and
  6.93% respectively; payable in annual principal
  installments of $2,857 beginning May, 1999 and $5,714
  beginning May 2002, respectively; rank in pari passu with
  the Company's U.S. revolving credit facility (see Note
  8 -- Revolving Lines of Credit); secured by domestic
  subsidiary accounts receivable, inventory, intangible
  assets, and bank deposits with an approximate net book
  value of $212,000 as of August 31, 1999, as well as the
  pledge of the capital stock of certain of the Company's
  domestic subsidiaries.....................................   60,000       57,143

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                                                                   AUGUST 31,
                                                              --------------------
                                                               1998         1999
                                                              -------      -------
                                                                 (IN THOUSANDS)
Notes payable to former owners in conjunction with an
  acquisition; payable in annual installments of $750
  (including interest imputed at 6.56%) through December 31,
  2003; secured by the stock of the acquired subsidiary.....    3,624        3,112
Note payable to a bank; interest payable quarterly at 7.23%;
  quarterly payments of $52 through April 1, 2005; secured
  by equipment with an approximate net book value of $1,506
  as of August 31, 1999.....................................    1,100          969
Notes payable to employees in conjunction with an
  acquisition; interest payable semi-annually at 7.00%;
  payable on April 30th or October 31st of any year with
  balance due no later than April 30, 2002..................    1,078           --
Note Payable to an insurance company, interest payable
  monthly, at 7.20%; monthly payments of $35 through June 1,
  2019 secured by land, buildings and equipment with an
  approximate net book value of $7,029 at August 31, 1999...       --        4,383
Other notes payable; interest rates ranging from 5.50% to
  8.25%; payable in monthly installments based on
  amortization over the respective note lives; maturing from
  1999 through 2003.........................................    1,076          299
                                                              -------      -------
          Total debt........................................  101,029       95,897
Less: current maturities....................................   (9,314)      (8,056)
                                                              -------      -------
          Total long-term portion of debt...................  $91,715      $87,841
                                                              =======      =======

     Annual maturities of long-term debt during each year ending August 31, are as follows (in thousands):

2000........................................................  $ 8,056
2001........................................................    9,352
2002........................................................   10,854
2003........................................................   13,941
2004 and thereafter.........................................   53,694
                                                              -------
                                                              $95,897
                                                              =======

     Certain of the debt agreements contain restrictive covenants which the Company is required to meet including financial ratios and minimum capital levels among other restrictions. As of August 31, 1999, the Company was in compliance with the covenants or had obtained the required waivers.

     The estimated fair value of long-term debt as of August 31, 1998 and 1999 was approximately $103,700,000 and $91,712,000 respectively, based on borrowing rates currently available to the Company for notes with similar terms and average maturities.

NOTE 8 -- REVOLVING LINES OF CREDIT

     In May 1998, the Company entered into a three-year revolving credit facility with its U.S. banks, which allows the Company to borrow up to $100,000,000 at an interest rate not to exceed 2% over the London Interbank Offering Rate (LIBOR) or .75% over the Prime rate. The index used to determine the interest rate is selected by the Company and the spread over the index is dependent upon certain financial ratios of the Company. During fiscal 1998 and 1999, the maximum amount outstanding under the revolving credit facility was approximately $87,873,000 and $80,532,000 respectively, and the average amount outstanding was approximately $51,523,000 and $55,006,000 respectively, at weighted average interest rates of 7.19% and 6.53% respectively. The revolving credit facility ranks in pari passu with the

                      THE SHAW GROUP INC. AND SUBSIDIARIES

Company's Senior Secured Notes and is secured by the Company's domestic accounts receivable, inventory, intangible assets and bank deposits, as well as by the pledge of the capital stock of certain of the Company's domestic subsidiaries.


     In September 1999, the Company's revolving credit facility was amended to extend the expiration date to May 31, 2002. The amendment also modified the interest rate spread, not to exceed 2.50% over the London Interbank Offering Rate (LIBOR) or 1.75% over the Prime rate, and certain financial covenants and ratios.

     In 1998, a foreign subsidiary of the Company initiated an overdraft credit facility with a bank for up to L3.0 million ($4.9 million), with interest at the bank's base rate plus 1.25%. The facility is secured by the assets of the subsidiary and a L10.0 million ($16.3 million) limited guarantee given by the Company. The facility expired December 17, 1998 and was extended for one year in January 1999. The extension reduced the facility to L2.0 million ($3.3 million) at the same interest rate spread as the previous facility. The outcome of the negotiations to renew or replace this overdraft credit facility is not expected to have any material adverse effect on the future operations of the Company.

NOTE 9 -- INCOME TAXES

     The significant components of net deferred taxes are as follows (in thousands):

                                                                 AUGUST 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
Assets:
  Tax basis of inventory in excess of book basis............  $   946   $   371
  Receivable reserves not currently deductible..............    1,649       177
  Self insurance reserves not currently deductible..........      667       620
  Net operating loss and tax credit carry forwards..........    2,505     1,457
  State tax credits.........................................      720       628
  Other expenses not currently deductible...................      693     1,248
  Less: valuation allowance.................................     (932)     (937)
                                                              -------   -------
     Assets.................................................    6,248     3,564
Liabilities:
  Excess of financial reporting over tax basis of assets....   (6,462)   (7,456)
  Excess of financial reporting over tax basis of
     receivables............................................   (1,279)   (1,298)
  Pension...................................................     (705)     (705)
                                                              -------   -------
     Liabilities............................................   (8,446)   (9,459)
                                                              -------   -------
Net deferred tax liabilities................................  $(2,198)  $(5,895)
                                                              =======   =======

     Income (loss) before provision for income taxes for the years ended August 31 was as follows (in thousands):

                                                           1997      1998      1999
                                                          -------   -------   -------
Domestic................................................  $17,544   $12,764   $27,663
Foreign.................................................    2,431    10,541    (1,588)
                                                          -------   -------   -------
          Total.........................................  $19,975   $23,305   $26,075
                                                          =======   =======   =======

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The provision for income taxes for the years ended August 31 was as follows (in thousands):

                                                            1997      1998      1999
                                                           ------    ------    ------
Current..................................................  $4,313    $6,874    $4,534
Net operating loss utilized..............................    (890)     (200)       --
Deferred.................................................   2,231        40     3,697
State....................................................     458       319       404
                                                           ------    ------    ------
          Total..........................................  $6,112    $7,033    $8,635
                                                           ======    ======    ======

     A reconciliation of Federal statutory and effective income tax rates for the years ended August 31 was as follows:

                                                              1997      1998      1999
                                                              ----      ----      ----
Statutory rate..............................................   35%       35%       35%
State taxes provided........................................    1         1         1
Foreign income taxed at different rates.....................   (4)       (6)       (2)
Other.......................................................    2         3         1
State tax credits...........................................   (3)       (3)       (2)
                                                               --        --        --
                                                               31%       30%       33%
                                                               ==        ==        ==

     As of August 31, 1999, for Federal income tax return purposes, the Company had approximately $1,900,000 of U.S. net operating loss carryforwards available to offset future taxable income of its Connex subsidiary. The carryforwards expire beginning in 2011 through 2013. As of August 31, 1999, the Company's United Kingdom operations had net operating loss carryforwards of approximately L1.6 million, ($2.6 million), which can be used to reduce future taxable income in the United Kingdom. As of August 31, 1999, no benefit had been given to these losses in the accompanying financial statements due to the current operating environment in that market. Therefore, a valuation allowance is provided for these loss carryforwards.

     Unremitted foreign earnings reinvested abroad upon which deferred income taxes have not been provided aggregated approximately $7,000,000 at August 31, 1999. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Withholding taxes, if any, upon repatriation would not be significant.

NOTE 10 -- COMMON STOCK

     The Company has one class of common stock. Each outstanding share of common stock which has been held for four consecutive years entitles its holder to five votes on each matter properly submitted to the Company's shareholders for their vote, waiver, release or other action. Each outstanding share of common stock which has been held for less than four consecutive years entitles its holder to only one vote. Also, the Board of Directors is authorized to approve the issuance of preferred stock.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 11 -- LEASES

     Operating Leases -- The Company leases certain offices, fabrication shops, warehouse facilities, office equipment and machinery under non-cancelable operating lease agreements which expire at various times and which require various minimum rentals. The non-cancelable operating leases which were in effect as of August 31, 1999 require the Company to make the following future minimum lease payments:

     For the year ending August 31 (in thousands):

  2000......................................................  $ 3,578
  2001......................................................    2,404
  2002......................................................    1,679
  2003......................................................    1,192
  2004 and thereafter.......................................    2,728
                                                              -------
Total minimum lease payments................................  $11,581
                                                              =======

     The Company enters into short-term lease agreements for equipment needed to fulfill the requirements of specific jobs. Any payments owed or committed under these lease arrangements as of August 31, 1999 are not included as part of total minimum lease payments. Rent expense for the fiscal years ended August 31, 1997, 1998 and 1999 was $3,587,000, $7,902,000 and $8,297,000, respectively.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     In the normal course of business activities, the Company enters into contractual agreements with customers for certain construction services to be performed based on agreed upon reimbursable costs and labor rates. In some instances, the terms of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in proposed reductions in reimbursable costs and labor rates previously billed to the customer. The Company does not believe that any such reviews will result in a material change to the Company's financial position or results of operations.

     The Company has posted letters of credit aggregating approximately $5,600,000 as of August 31, 1999 to secure its performance under certain contracts and insurance arrangements.

     During 1998 and 1999, the Company was self-insured for workers' compensation claims in certain states up to certain policy limits. Claims in excess of $250,000 per incident are insured by third party reinsurers. The Company has accrued a liability for outstanding and incurred, but not reported, claims based on historical experience totaling approximately $780,000 and $821,000 at August 31, 1998 and 1999, respectively.

     During 1998 and 1999, certain subsidiaries of the Company were self-insured for health claims up to certain policy limits. Claims in excess of $125,000 per incident and approximately $10,000,000 in the aggregate per year are insured by third party reinsurers. The Company had accrued a liability of $812,000 and $1,198,000, respectively, for outstanding and incurred, but not reported, claims based on historical experience.

     In connection with the acquisition of the principal operating businesses of Prospect (see Note 3 of Notes to Consolidated Financial Statements), the Company entered into several indemnification agreements in favor of Prospect, PEL, and Prospect's principal lender (the Lender). The first agreement required the Company to indemnify the Lender for any losses that the Lender may incur in connection with certain letters of credit, bonds and guarantees previously issued by the Lender relating to projects entered into by PEL, Connex, CBP, Aiton Australia and other subsidiaries of Prospect. The Company has

                      THE SHAW GROUP INC. AND SUBSIDIARIES
determined that its exposure for indemnity under the agreement with the Lender as of August 31, 1999 was approximately $400,000.

     Additionally, the Company has agreed to indemnify each of Prospect, PEL and the Lender with respect to certain preferential creditors of Prospect and PEL. Immediately after the closing of the acquisition by the Company of Prospect, the Lender had an administrative receiver appointed for Prospect, PEL and the subsidiaries not acquired by the Company. The Company is obligated to indemnify Prospect and PEL for preferential debts of PEL and Prospect in connection with the receivership proceedings. Further, the Company has agreed to indemnify the Lender for any loss the Lender may suffer as a result of the Company's failure to perform its indemnity obligations under the Company's agreement with Prospect and PEL concerning preferential creditors. As of August 31, 1999, the Company estimates the aggregate preferential debt of Prospect and PEL to be approximately $3,800,000; this amount is included in accrued liabilities in the accompanying financial statements.

     In the normal course of its business, the Company becomes involved in various litigation matters including, among other things, claims by third parities for alleged property damages, personal injuries, and other matters. While the Company believes it has meritorious defenses against these claims, management has used estimates in determining the Company's potential exposure and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company's estimates of that exposure could occur, but the Company does not expect such changes in estimate costs will have a material effect on the Company's financial position or results of operations.

NOTE 13 -- BUSINESS SEGMENTS, OPERATIONS BY GEOGRAPHIC REGION AND MAJOR
CUSTOMERS

 Business Segments

     The Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information," as of August 31, 1999. SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 defined operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has aggregated its business activities into two operating segments: pipe services and manufacturing.

     The pipe services segment of the Company supplies integrated systems, products and services for piping systems, primarily for the power generation, chemical processing, crude oil refining, petrochemical processing, oil and gas exploration and production and other industries. As a "total piping resource", the Company also offers comprehensive design and engineering services related to piping systems and pipe support fabrication and manufacturing, and final on-site erection, turnkey construction and piping project maintenance.

     The manufacturing segment offers its capabilities primarily to the power generation, chemical processing, crude oil refining, petrochemical processing, oil and gas exploration and production and other industries, including the pulp and paper, and food processing industries, by manufacturing and distributing specialty stainless, alloy and carbon steel pipe fittings. These fittings include stainless and other alloy elbows, tees, reducers and stub ends. The Company has one manufacturing facility which distributes its products to the pipe services segment of the Company enhancing the Company's piping package, as well as to third parties. The Company also has several distribution centers in the United States, which distribute its products primarily to third parties.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

 Business Segment Data

     The following table presents information about segment profit and assets (in thousands):

                                            PIPE
                                          SERVICES   MANUFACTURING   CORPORATE    TOTAL
                                          --------   -------------   ---------   --------
FISCAL 1997
Sales to external customers.............  $272,180      $63,554      $     --    $335,734
Intersegment sales......................        --       19,523           501      20,024
Corporate overhead allocations..........     7,695        1,580        (9,275)         --
Interest income.........................       122           59           138         319
Interest expense........................     4,673        1,568           537       6,778
Depreciation and amortization...........     4,854        1,867           637       7,358
Earnings from unconsolidated entity.....       437           --            --         437
Income tax expense......................     4,111        1,974            27       6,112
Income (loss) from discontinued
  operations............................        94         (346)           --        (252)
Net income..............................    10,021        3,979            48      14,048
Total assets............................   187,755       54,487        20,217     262,459
Investment in unconsolidated entity.....     4,005           --            --       4,005
Purchases of property and equipment.....     6,333        6,386         3,113      15,832
Other increases in long-lived assets,
  net...................................    10,762           --           211      10,973
FISCAL 1998
Sales to external customers.............  $445,866      $55,772      $     --    $501,638
Intersegment sales......................        --       22,538           569      23,107
Corporate overhead allocations..........     4,800        2,340        (7,140)         --
Interest income.........................       174           17            60         251
Interest expense........................     4,520        1,477         2,474       8,471
Depreciation and amortization...........     7,272        2,264           744      10,280
Earnings (loss) from unconsolidated
  entity................................       (40)          --            --         (40)
Income tax expense......................     8,198          707        (1,872)      7,033
Income (loss) from discontinued
  operations............................     3,563         (618)           --       2,945
Net income..............................    21,544          689        (3,056)     19,177
Total assets............................   312,145       55,675        22,024     389,844
Investment in unconsolidated entity.....     3,965           --            --       3,965
Purchases of property and equipment.....    12,564        1,201           851      14,616
Other increases in long-lived assets,
  net...................................    25,196           15         2,142      27,353
FISCAL 1999
Sales to external customers.............  $446,708      $47,306      $     --    $494,014
Intersegment sales......................        --       19,914           566      20,480
Corporate overhead allocations..........     9,214        1,586       (10,800)         --
Interest income.........................       234            4           227         465
Interest expense........................     3,906        1,323         3,420       8,649
Depreciation and amortization...........    10,431        2,028           812      13,271
Earnings from unconsolidated entity.....       681           --            --         681
Income tax expense......................    10,196          (64)       (1,497)      8,635
Net income..............................    20,449         (165)       (2,163)     18,121
Total assets............................   319,904       54,833        32,325     407,062
Investment in unconsolidated entity.....     4,646           --            --       4,646
Purchases of property and equipment.....     9,441          869         7,657      17,967
Other increases in long-lived assets,
  net...................................        66           --            48         114

                      THE SHAW GROUP INC. AND SUBSIDIARIES

 Operations by Geographic Region

     The following tables present geographic sales and long-lived assets (in thousands):

                                                          YEARS ENDED AUGUST 31,
                                                     --------------------------------
                                                       1997        1998        1999
                                                     --------    --------    --------
Sales:
  United States....................................  $232,500    $286,574    $365,942
  China............................................    27,342      56,069      30,795
  England..........................................     2,496      52,219      49,822
  Other Far East/Pacific Rim countries.............    35,283      47,025      10,257
  Other European countries.........................     1,562       1,057         160
  South America....................................    18,359      31,877      18,736
  Middle East......................................    12,777      18,374      10,181
  Other............................................     5,415       8,443       8,121
                                                     --------    --------    --------
                                                     $335,734    $501,638    $494,014
                                                     ========    ========    ========

                                                                AUGUST 31,
                                                     --------------------------------
                                                       1997        1998        1999
                                                     --------    --------    --------
Long-lived assets:
  United States....................................  $ 78,749    $105,741    $109,466
  England..........................................        --      13,167      12,639
  Other foreign countries..........................    10,408      19,942      19,057
                                                     --------    --------    --------
                                                     $ 89,157    $138,850    $141,162
                                                     ========    ========    ========

     Sales are attributed to geographic regions based on location of customer. Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and securities available for sale.

 Information about Major Customers

     The Company's customers are principally major multi-national engineering and construction firms, equipment manufacturers and industrial corporations. For the year ended August 31, 1997, no one customer represented more than 10% of sales. For the year ended August 31, 1998, sales to one customer totaled $51.7 million, or 10% of sales. For the year ended August 31, 1999, sales to a different customer were $67.7 million, or 14% of sales.

 Export Sales

     For the years ended August 31, 1997, 1998 and 1999, the Company has included as part of its international sales approximately $89 million, $111 million and $60 million, respectively, of exports from its domestic facilities.

NOTE 14 -- EARNINGS PER COMMON SHARE

     In 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously reported primary and fully-diluted earnings per share with basic and diluted earnings per share.

     Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share were

                      THE SHAW GROUP INC. AND SUBSIDIARIES
determined on the assumptions that all dilutive stock options (see Note 15 of Notes to Consolidated Financial Statements) were exercised and stock was repurchased using the treasury stock method, at the average price for each year. The Company adopted SFAS No. 128 effective December 15, 1997. The following table sets forth the computation of basic and diluted income from continuing operations per share:

                                                    FOR THE YEARS ENDED AUGUST 31,
                                                ---------------------------------------
                                                   1997          1998          1999
                                                -----------   -----------   -----------
Income from continuing operations (dollars in
  thousands)..................................  $    14,300   $    16,232   $    18,121
                                                ===========   ===========   ===========
Shares:
  Weighted average number of common shares
     outstanding..............................   11,632,068    12,616,997    11,934,595
  Net effect of stock options.................      269,253       214,980       420,831
                                                -----------   -----------   -----------
  Weighted average number of common shares
     outstanding, plus assumed exercise of
     stock options............................   11,901,321    12,831,977    12,355,426
                                                ===========   ===========   ===========
Income from continuing operations:
  Basic earnings per share....................  $      1.23   $      1.29   $      1.52
                                                ===========   ===========   ===========
  Diluted earnings per share..................  $      1.20   $      1.26   $      1.47
                                                ===========   ===========   ===========

     At August 31, 1997, 1998 and 1999, the Company had dilutive stock options of 427,003, 343,905, and 1,188,500 respectively, which were assumed exercised using the treasury stock method. The resulting net effect of stock options was used in the calculation of diluted income per common share for each period. Additionally, the Company had 28,341, 74,341, and 53,000 of stock options at August 31, 1997, 1998 and 1999, respectively, which were excluded from the calculation of diluted income per share because they were antidilutive.

NOTE 15 -- EMPLOYEE BENEFIT PLANS

     The Company has a Stock Option Plan (the Plan) under which both qualified and non-qualified options and restricted stock may be granted. As of August 31, 1999, 1,645,000 shares of common stock are reserved for issuance under the Plan. The Plan is administered by a committee of the Board, which selects persons eligible to receive options and determines the number of shares subject to each option, the vesting schedule, the exercise price, and the duration of the option. The exercise price of any option granted under the Plan cannot be less than 100% of the fair market value on the date of grant and its duration cannot exceed 10 years. Only qualified options have been granted under the Plan.

     Shares of restricted stock are subject to risk of forfeiture during the vesting period. Restrictions related to these shares and the restriction terms are determined by the committee. Holders of restricted stock have the right to vote the shares. During the year ended August 31, 1998, the Company issued 30,000 shares of restricted stock which had a weighted average grant-date fair value of $19.38. During fiscal 1999, 15,000 shares were cancelled, and at August 31, 1999, 15,000 shares remain outstanding.

     In connection with the Company's acquisition of FCI and PSSI during 1994, options to acquire 5,000 shares with an exercise price of $18.00 were issued. In January 1995, the exercise price of these options was amended to $5.875 per share, which was the fair market value of the common stock at the date of such amendment. These options were exercised in 1998. In addition, in 1994 the Company granted options contingent upon the ability of FCI, PSSI and certain other subsidiaries to generate consolidated

                      THE SHAW GROUP INC. AND SUBSIDIARIES
net income in excess of certain thresholds during the fiscal years ended August 31, 1995, 1996 and 1997. The maximum number of shares related to these options issuable under this plan was 19,000 per year or 57,000. These options expire in 2004 and have an exercise price equal to the closing price quoted on the last business day of the immediately preceding fiscal year to which the grant of options relate. The minimum threshold for the year ended August 31, 1995 was not met, and therefore, no options were issued for that year. For the year ended August 31, 1996, options to acquire 12,000 shares with an exercise price of $9.59 per share were earned and subsequently issued. For the year ended August 31, 1997, options to acquire an additional 12,000 shares with an exercise price of $32.875 were earned and were issued in fiscal 1998.

     In fiscal 1997, the Company adopted a Non-Employee Director Stock Option Plan. Each member of the Board of Directors who is not, and who has not been during the one year period immediately preceding the date the director is first elected to the Board, an officer or employee of the Company or any of its subsidiaries or affiliates, is eligible to participate in the Plan. A committee of two or more members of the Board who are not eligible to receive grants under the Option Plan administers the Plan. Upon adoption, options to acquire an aggregate of 20,000 shares of Common Stock were issued. Additionally, each eligible director will be granted an option to acquire 1,500 shares of Common Stock on an annual basis upon his election or re-election to the Board of Directors. An aggregate of 50,000 shares of Common Stock have been reserved for issuance under the Option Plan.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) which is effective for the Company's fiscal year beginning September 1, 1996. Under SFAS No. 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the APB 25 method whereby no compensation cost is recognized upon grant if certain requirements are met. The Company has elected to continue to account for its stock-based compensation under APB 25. However, pro-forma disclosures, as if the Company adopted the cost recognition requirements under SFAS No. 123, are presented below.

     Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and earnings per common share would have approximated the pro-forma amounts below:

                                                          FOR THE YEARS ENDED AUGUST 31,
                                                          ------------------------------
                                                            1997       1998       1999
                                                          --------   --------   --------
Net income from continuing operations (in thousands):
  As reported...........................................  $14,300    $16,232    $18,121
                                                          =======    =======    =======
  Pro-forma.............................................  $14,086    $15,751    $17,398
                                                          =======    =======    =======
Basic earnings per share from continuing operations:
  As reported...........................................  $  1.23    $  1.29    $  1.52
                                                          =======    =======    =======
  Pro forma.............................................  $  1.21    $  1.25    $  1.46
                                                          =======    =======    =======
Diluted earnings per share from continuing operations:
  As reported...........................................  $  1.20    $  1.26    $  1.47
                                                          =======    =======    =======
  Pro-forma.............................................  $  1.18    $  1.23    $  1.41
                                                          =======    =======    =======

     The pro-forma effect on net earnings for 1998 and 1999 is not representative of the pro-forma effect on net earnings in future years because it does not take into consideration pro-forma compensation expense related to grants prior to September 1, 1995.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The following table summarizes the activity in the Company's stock option plans:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                               SHARES       OPTION PRICE
                                                              ---------     ------------
Outstanding at September 1, 1996............................    529,615       $ 8.962
  Granted...................................................     83,689       $18.116
  Exercised.................................................    (71,710)      $ 5.984
  Canceled..................................................    (86,250)      $15.755
                                                              ---------       -------
Outstanding at August 31, 1997..............................    455,344       $ 9.827
  Granted...................................................     87,000       $23.920
  Exercised.................................................   (116,473)      $ 7.511
  Canceled..................................................     (7,625)      $ 6.449
                                                              ---------       -------
Outstanding at August 31, 1998..............................    418,246       $13.465
  Granted...................................................  1,086,250       $ 8.820
  Exercised.................................................    (32,500)      $ 7.654
  Canceled..................................................   (214,246)      $16.925
                                                              ---------       -------
Outstanding at August 31, 1999..............................  1,257,750       $ 9.053
                                                              ---------       -------
Exercisable at August 31, 1999..............................    262,750       $ 9.324
                                                              =========       =======

     As of August 31, 1997, 1998 and 1999, the number of shares relating to options exercisable under the stock option plans was 160,344; 191,996; and 262,750, respectively, and the weighted average exercise price of those options was $10.023, $20.608 and $9.324, respectively.

     The weighted average fair value at date of grant for options granted during 1997, 1998 and 1999 was $12.72, $13.21 and $5.23 per share, respectively. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 1997, 1998 and 1999, respectively: (a) dividend yield of 0.00%, 0.00% and 0.00%; (b) expected volatility of 54%, 59% and 65% (c) risk-free interest rate of 6.7%, 5.8% and 5.1%; and (d) expected life of 5 years, 5 years and 5 years.

     The following table summarizes information about stock options outstanding as of August 31, 1999:

                                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                 --------------------------------------   ----------------------
                                                 WEIGHTED      WEIGHTED                 WEIGHTED
                                                  AVERAGE      AVERAGE                  AVERAGE
           RANGE OF                NUMBER        REMAINING     EXERCISE     NUMBER      EXERCISE
        EXERCISE PRICE           OUTSTANDING   CONTRACT LIFE    PRICE     EXERCISABLE    PRICE
        --------------           -----------   -------------   --------   -----------   --------
$ 5.875 - $ 6.750.............      184,125       5.3 Yrs      $ 6.332      184,125     $ 6.332
$ 8.375 - $ 8.375.............      961,875       9.0 Yrs      $ 8.375       38,125     $ 8.375
$13.188 - $19.813.............       66,250       9.7 Yrs      $15.678        7,500     $15.313
$21.500 - $22.375.............       33,500       7.3 Yrs      $21.845       21,000     $21.679
$32.875 - $32.875.............       12,000       8.0 Yrs      $32.875       12,000     $32.875
                                  ---------                                 -------
                                  1,257,750       8.5 Yrs      $ 9.053      262,750     $ 9.324
                                  =========                                 =======

     During 1994, the Company, excluding NAPTech, adopted a voluntary 401(k) profit sharing plan for substantially all employees who are not subject to collective bargaining agreements. The plan provides for the eligible employee to contribute from 1% to 15% of annual compensation, subject to an annual limit, with the Company matching 50% of the employee's eligible contribution up to 6%. The Company's expense for this plan during 1997, 1998 and 1999 was approximately $480,000, $813,000 and $1,278,000, respectively.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The Company has a qualified, contributory 401(k) savings plan covering all employees of NAPTech who belong to the Certified Metal Trades Journeymen collective bargaining unit. The Company is required to make a contribution of 3% of participants' compensation on an annual basis. The Company's expense for this plan was approximately $52,000, $61,000 and $18,000 for the years ended August 31, 1997, 1998 and 1999, respectively.

     The Company has a defined benefit pension plan for employees of Connex. Effective January 1, 1994, no new participants were admitted to the plan. The pension plan's benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during their final year of employment. The pension plan's assets are invested in fixed income assets, equity based mutual funds, and money market funds. At August 31, 1999, the fair market value of the plan assets was $1,509,000, which exceeded the estimated projected benefit obligation.

     The Company has two pension plans (Plan A and Plan B) for employees of one of its United Kingdom subsidiaries. Plan A is a money purchase plan in which the employer and employee make matching contributions between 3% and 6% of employees' salaries depending on age. From date of acquisition through August 31, 1998, the Company's expense for this plan was $98,000. For the year ended August 31, 1999, the expense was $78,000. Plan B is a salary-related plan for certain employees; admittance to this plan is now closed. The employees in Plan B contribute 7%. The Company contribution depends on length of service, the employee's salary at retirement, and the earnings of the fund investments. If the plan's earnings are sufficient, the Company makes no contributions. From the date of acquisition to August 31, 1998 the Company expensed $111,000 for this plan. For the year ended August 31, 1999, the Company reflected a credit of $18,000. The following table sets forth Plan B's pension cost from the date of acquisition (November 14, 1997) to August 31, 1999, and the plan's funded status as of August 31, 1998 and 1999 in accordance with the provisions of Statement of Financial Accounting Standards No. 132 -- "Employers' Disclosure about Pensions and Other Postretirement Benefits":

                                                                FOR THE YEARS
                                                              ENDED AUGUST 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at the start of the year.......  $14,593   $17,133
Service cost................................................      284       253
Interest cost...............................................      711       914
Member's contributions......................................      153       132
Actuarial loss/(gain).......................................    1,053        --
Benefits paid...............................................     (330)     (452)
Foreign currency exchange rate changes......................      669      (831)
                                                              -------   -------
Projected benefit obligation at the end of the year.........   17,133    17,149
                                                              -------   -------

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                                                                FOR THE YEARS
                                                              ENDED AUGUST 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
CHANGE IN PLAN ASSETS
Fair value of the assets at the start of the year...........  $15,582   $17,437
Actual return on plan assets................................    1,333     2,949
Employer contributions......................................       --       111
Employee contributions......................................      153       132
Benefits Paid...............................................     (330)     (452)
Foreign currency exchange rate changes......................      699      (881)
                                                              -------   -------
Fair value of the assets at the end of the year.............  $17,437   $19,296
                                                              =======   =======
Funded status...............................................      304     2,147
Unrecognized net loss/(gain)................................      615    (1,146)
                                                              -------   -------
Prepaid benefit cost........................................  $   919   $ 1,001
                                                              =======   =======
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate at end of the year............................      5.5%      5.5%
Expected return on plan assets for the year.................      7.0%      7.0%
Rate of compensation increase at end of the year............      4.5%      4.5%
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost................................................  $   284   $   253
Interest cost...............................................      711       914
Expected return on plan assets..............................     (884)   (1,185)
                                                              -------   -------
Total net periodic benefit cost (credit)....................  $   111   $   (18)
                                                              =======   =======

     The Company contributes to a Group Employee superannuation fund for its employees in Australia. This fund is a defined contribution fund with both employees and the Company contributing a fixed percentage of salary each week. The Company also contributes to Industry Funds for its employees. These Funds are also defined contribution funds with the Company contributing a fixed amount each week for each employee. All members are entitled to benefits on termination due to retrenchment, retirement, death or disability. The Company is under no obligation to make up any shortfall in the funds assets to meet payments due to employees. From the date of acquisition to August 31, 1998, the Company expensed $139,000 (US dollars) for this plan. For the year ended August 31, 1999, the Company expensed $82,000 (US dollars) for this plan.

NOTE 16 -- RELATED PARTY TRANSACTIONS

     During 1994, the Company entered into an employment agreement with the President and Chief Executive Officer (CEO) of the Company. Under terms of the agreement, the President and CEO will receive, among other things, an annual base salary of $575,000 (subsequently adjusted to $650,000), participation in the Company's annual bonus plan as determined by the Compensation Committee of the Board of Directors, and other benefits such as health and life insurance. In the event the President and CEO's employment is terminated due to events as defined in the agreement, the President and CEO will receive a lump-sum payment equal to the full amount payable under the agreement. The employment agreement was amended on August 25, 1997 to extend the expiration date to December 31, 2007. The term shall be automatically extended for an additional one-year period upon each December 31, unless a party electing not to extend the agreement provides written notice to the other party at least three months prior to such December 31.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The Company has entered into several loan agreements with key management, some of which were non-interest bearing. The impact of discounting such loans to record interest income was not significant. The balance of these employee loan receivables as of August 31, 1997, 1998, and 1999 was approximately $416,000, $996,000 and $1,579,000, respectively. These balances are included in other assets.

     During 1996 and 1997, in connection with certain acquisitions discussed in
Note 3, the Company has entered into non-competition agreements with several key employees. Related assets totaling approximately $930,000 (net of accumulated amortization of $1,338,000) are included in other assets and is being amortized over five to eight years using the straight-line method. Any corresponding liabilities are included in long-term debt as further discussed in Note 7 of Notes to Consolidated Financial Statements.

     A director of the Company was a managing director of the investment banking firm that was an underwriter and acted as one of the representatives of the underwriters for the public offering of 2,000,000 shares of Common Stock discussed in Note 2 of Notes to Consolidated Financial Statements. The Company also granted to the underwriters an option to purchase up to an additional 398,000 shares of Common Stock pursuant to such terms to cover over-allotments, which over-allotment option was exercised. The closing of such public offering was completed in December 1996 and January 1997, at a price of $21.00 per share, less the underwriting discounts and commissions of approximately $2,500,000. Approximately 40% of these commissions were earned by the director's investment banking firm. In connection with this public offering, certain officers and directors of the Company sold 494,118 shares of stock. The same investment banking firm handled the repurchase of some of the shares of the Company's common stock which began in fiscal 1999, earning $74,330 in commissions.

     A director of the Company is an owner of construction companies that were used primarily as a sub-contractor by the Company. During fiscal 1998, the Company paid these construction companies approximately $4,000,000 for work performed. During fiscal 1999, payments to these construction companies was not material.

     In connection with the acquisition of a subsidiary in fiscal 1998, the Company financed $1,078,000 of the purchase with two of the former owners, who are now employees of the Company. This debt was paid off in 1999.

NOTE 17 -- FOREIGN CURRENCY TRANSACTIONS

     The Company's wholly-owned subsidiaries in Venezuela had net assets of approximately $16,300,000 and $16,700,000 denominated in Venezuelan Bolivars as of August 31, 1998 and 1999, respectively. In accordance with SFAS 52, "Foreign Currency Translation," the U.S. dollar is used as the functional reporting currency since the Venezuelan economy is defined as highly inflationary. Therefore, the asset and liabilities must be translated into U.S. dollars using a combination of current and historical exchange rates.

     During 1996, the Venezuelan government lifted its foreign exchange controls. Subsequent to this action, the Bolivar devalued from 170 to 620 (at August 31, 1999) to the U.S. dollar. During 1998 and 1999, the Company recorded losses of approximately $734,000 and $652,000 respectively, in translating the assets and liabilities of its Venezuelan subsidiaries into U.S. dollars. Because these losses were partially offset by inflationary billing provisions in certain Company contracts, the $734,000 and $652,000 were offset against sales.

     Other foreign subsidiaries maintain their accounting records in their local currency (primarily British Sterling, Australian Dollar and Dutch Guilder). The currencies are converted to U.S. dollars with the effect of the foreign currency translation reflected in "accumulated other comprehensive income," a component of shareholders' equity, in accordance with SFAS No. 52 and SFAS No
130 -- "Reporting Comprehensive Income." Foreign currency transaction gains or losses are credited or charged to income. There were no material transaction gains or losses incurred in fiscal 1997. At August 31, 1998 and 1999

                      THE SHAW GROUP INC. AND SUBSIDIARIES
respectively, cumulative foreign currency translation adjustments related to these subsidiaries reflected in shareholders' equity amounted to $420,000 and $1,535,000; transaction gains reflected in income amounted to $32,000 and $119,000.

     At August 31, 1998 and 1999, the Company's subsidiaries in the United Kingdom had net assets of approximately $12,100,000 and $13,900,000; the Company's subsidiary in Australia had net assets of approximately $1,300,000 and $900,000; and the Company's subsidiary in the Netherlands had net assets of approximately $9,600,000 and $9,100,000, respectively.

NOTE 18 -- DISCONTINUED OPERATIONS

     In June 1998, the Company adopted a plan to discontinue its operations of the following subsidiaries: Weldtech, a seller of welding supplies; Inflo Control Systems Limited (Inflo), a manufacturer of boiler steam leak detection, acoustic mill and combustion monitoring equipment and related systems; Greenbank (a division of PEL), an abrasive and corrosion resistant pipe systems specialist; and NAPTech Pressure Systems Corporation, a manufacturer of pressure vessels and truck tanker trailers. The Company sold and/or discontinued its investment in each of these operations prior to August 31, 1998. Proceeds from the sale of these operations totaled approximately $1,200,000 in net cash and notes receivable of approximately $7,400,000, which resulted in a net gain on the disposal of $2,647,000, net of tax. The results of these operations have been classified as discontinued operations in the consolidated financial statements of the Company. Revenues of these discontinued operations totaled approximately $2,600,000 and $7,700,000 in 1997 and 1998, respectively.

NOTE 19 -- UNBILLED RECEIVABLES, RETAINAGE RECEIVABLE AND COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Included in accounts receivable is $10,841,000 and $12,338,000 at August 31, 1998 and 1999, respectively, related to unbilled receivables. Advanced billings on contracts as of August 31, 1998 and 1999 was $5,476,000 and $7,025,000, respectively. Balances under retainage provisions totaled $9,222,000 and $4,554,000 at August 31, 1998 and 1999, respectively, and are also included in accounts receivable in the accompanying consolidated balance sheets.

     The components of costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts as of August 31, 1998 and 1999 are as follows (in thousands):

                                                              FOR THE YEARS ENDED
                                                                  AUGUST 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Costs incurred on uncompleted contracts.....................  $115,334   $149,115
Estimated earnings thereon..................................    10,159     17,907
                                                              --------   --------
                                                               125,493    167,022
Less billings applicable thereto............................  (114,587)  (145,867)
                                                              --------   --------
                                                              $ 10,906   $ 21,155
                                                              ========   ========
Included in the accompanying balance sheet under the
  following captions:
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................  $ 19,797   $ 24,277
Billings in excess of costs and estimated earnings on
  uncompleted contracts.....................................    (8,891)    (3,122)
                                                              --------   --------
                                                              $ 10,906   $ 21,155
                                                              ========   ========

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 20 -- QUARTERLY FINANCIAL DATA (UNAUDITED)
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      FIRST      SECOND     THIRD      FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     --------   --------   --------   --------
1998
Sales.............................................   $ 98,030   $132,200   $143,561   $127,847
                                                     ========   ========   ========   ========
Gross profit......................................   $ 17,854   $ 22,223   $ 22,640   $ 16,864
                                                     ========   ========   ========   ========
Net income from continuing operations.............   $  4,633   $  5,481   $  5,769   $    349
                                                     ========   ========   ========   ========
Basic net income from continuing operations per
  share...........................................   $    .37   $    .44   $    .46   $    .03
                                                     ========   ========   ========   ========
Diluted net income from continuing operations per
  share...........................................   $    .36   $    .43   $    .45   $    .03
                                                     ========   ========   ========   ========
1999
Sales.............................................   $116,032   $112,660   $125,211   $140,111
                                                     ========   ========   ========   ========
Gross profit......................................   $ 20,717   $ 22,385   $ 24,101   $ 26,625
                                                     ========   ========   ========   ========
Net income from continuing operations.............   $  2,822   $  4,324   $  5,225   $  5,750
                                                     ========   ========   ========   ========
Basic net income from continuing operations per
  share...........................................   $    .23   $    .37   $    .45   $    .49
                                                     ========   ========   ========   ========
Diluted net income from continuing operations per
  share...........................................   $    .23   $    .36   $    .43   $    .47
                                                     ========   ========   ========   ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,500,000 SHARES

                           [THE SHAW GROUP INC. LOGO]

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                              MERRILL LYNCH & CO.

                           JEFFERIES & COMPANY, INC.
                         MORGAN KEEGAN & COMPANY, INC.
                            RBC DOMINION SECURITIES
                                  CORPORATION

                                               , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the expenses estimated to be incurred by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated, except the Securities and Exchange Commission registration fee, the filing fee with the National Association of Securities Dealers, Inc., and the New York Stock Exchange listing fee:



SEC registration fee........................................  $ 17,583.50
NASD filing fee.............................................     6,825.00
NYSE listing fee............................................    10,062.50
Printing expenses...........................................   200,000.00
Accountants' fees and expenses..............................   100,000.00
Legal fees and expenses.....................................   200,000.00
Transfer agent and registrar fees...........................    15,000.00
Miscellaneous...............................................    50,529.00
                                                              -----------
          Total.............................................  $600,000.00
                                                              ===========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 83 of the Louisiana Business Corporation Law or the LBCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture or other enterprise. The indemnity may include expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 83 further provides that a Louisiana corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions except that no indemnification is permitted without judicial approval if the director or officer shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against such expenses that such officer or director actually incurred. Section 83 permits a corporation to pay expenses incurred by the officer or director in defending an action, suit or proceeding in advance of the final disposition thereof if approved by the board of directors.

     Pursuant to Section 83 of the LBCL, the registrant has adopted provisions in its articles of incorporation which require the registrant to indemnify its directors and officers to the fullest extent permitted by the LBCL.

     The registrant has entered into indemnification agreements with its directors and certain of its officers which provide that the registrant will, if certain conditions are met and the director or officer acted in accordance with the applicable standards and subject to certain procedures and exceptions, indemnify the persons for claims, judgments and related expenses resulting from their service on behalf of the registrant and its affiliated entities in any pending, threatened or completed action, suit or proceeding, whether civil administrative or criminal, except where (1) the registrant is prohibited by law from providing such indemnification; (2) payment of the indemnification amounts has been made under an insurance policy; or

(3) the director or officer gained a personal profit to which he or she was not legally entitled including profits arising from the violation of certain securities laws.

ITEM 16.  EXHIBITS


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
           1.1           -- Form of Underwriting Agreement*
           3.1           -- Restated Articles of Incorporation(1)
           3.2           -- Amended and Restated By-Laws(2)
           4.1           -- Form of Common Stock Certificate(3)
           5.1           -- Opinion of Kantrow, Spaht, Weaver & Blitzer (A
                            Professional Law Corporation)*
          23.1           -- Consent of Vinson & Elkins L.L.P.*
          23.2           -- Consent of Kantrow, Spaht, Weaver & Blitzer (A
                            Professional Law Corporation) (included in Exhibit 5.1)*
          23.3           -- Consent of Arthur Andersen LLP*
          23.4           -- Consent of Hannis T. Bourgeois, LLP*
          24.1           -- Powers of Attorney from members of the registrant's board of directors (included in signature page to the
                            registration statement)(4)
          27.1           -- Financial Data Schedule(4)


---------------


(1) Filed previously as an exhibit to the registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1998 and incorporated herein by reference.



(2) Filed previously as an exhibit to the registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1998 and incorporated herein by reference.



(3) Filed previously as an exhibit to the registrant's Registration Statement on Form S-1 filed on October 22, 1993, as amended and incorporated herein by reference.



(4) Filed previously as an exhibit to the registrant's Registration Statement on Form S-3 filed on October 7, 1999.



 *  Filed herewith.


ITEM 17. UNDERTAKINGS

     The registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be determined to be part of this registration statement as of the time it was declared effective.

          (c)(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Baton Rouge, State of Louisiana, on October 15, 1999.


                                          THE SHAW GROUP INC.


                                          By:   /s/ J. M. BERNHARD, JR.*

                                            ------------------------------------
                                                    J. M. Bernhard, Jr.
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURES                                      TITLE                     DATE
                     ----------                                      -----                     ----

              /s/ J. M. BERNHARD, JR.*                   President, Chief Executive      October 15, 1999
 ---------------------------------------------------       Officer and Director
                 J. M. Bernhard, Jr.                       (principal executive
                                                           officer)

                 /s/ ROBERT L. BELK*                     Executive Vice President,       October 15, 1999
 ---------------------------------------------------       Chief Financial Officer and
                   Robert L. Belk                          Treasurer (principal
                                                           financial officer and
                                                           principal accounting
                                                           officer)

                /s/ ALBERT MCALISTER*                    Director                        October 15, 1999
 ---------------------------------------------------
                  Albert McAlister

                /s/ L. LANE GRIGSBY*                     Director                        October 15, 1999
 ---------------------------------------------------
                   L. Lane Grigsby

                 /s/ DAVID W. HOYLE*                     Director                        October 15, 1999
 ---------------------------------------------------
                   David W. Hoyle

              /s/ JOHN W. SINDERS, JR.*                  Director                        October 15, 1999
 ---------------------------------------------------
                John W. Sinders, Jr.

                /s/ WILLIAM H. GRIGG*                    Director                        October 15, 1999
 ---------------------------------------------------
                  William H. Grigg

              *By: /s/ GARY P. GRAPHIA
   ----------------------------------------------
                   Gary P. Graphia
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


      EXHIBIT NO.                           DESCRIPTION OF EXHIBITS
      -----------                           -----------------------
           1.1            -- Form of Underwriting Agreement*
           3.1            -- Restated Articles of Incorporation(1)
           3.2            -- Amended and Restated By-Laws(2)
           4.1            -- Form of Common Stock Certificate(3)
                          -- Opinion of Kantrow, Spaht, Weaver & Blitzer (A
           5.1               Professional Law Corporation)*
          23.1            -- Consent of Vinson & Elkins L.L.P.*
                          -- Consent of Kantrow, Spaht, Weaver & Blitzer (A
          23.2               Professional Law Corporation) (included in Exhibit 5.1)*
          23.3            -- Consent of Arthur Andersen LLP*
          23.4            -- Consent of Hannis T. Bourgeois, LLP*
                          -- Powers of Attorney from members of the registrant's board of directors (included in signature page to the
          24.1               registration statement)(4)
          27.1            -- Financial Data Schedule(4)


---------------


(1) Filed previously as an exhibit to the registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1998 and incorporated herein by reference.



(2) Filed previously as an exhibit to the registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1998 and incorporated herein by reference.



(3) Filed previously as an exhibit to the registrant's Registration Statement on Form S-1 filed on October 22, 1993, as amended and incorporated herein by reference.



(4) Filed previously as an exhibit to the registrant's Registration Statement on Form S-3 filed on October 7, 1999.



 *  Filed herewith.